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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayr Melnhof Karton AG

*CURRENT ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04052 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/07

MM KARTON AG

Mayr-Melnhof Karton Aktiengesellschaft

Invitation

to attend the

13th Ordinary Shareholders' Meeting

of the shareholders of Mayr-Melnhof Karton Aktiengesellschaft, Vienna, on Wednesday, **April 25, 2007, at 10.00 a.m.** at the Grand Hotel, 1010 Vienna, Kärntner Ring 9.

Agenda

1. Presentation of the adopted Annual Financial Statements and the Management Report, as well as the Consolidated Financial Statements and Management Report for the Group with the Report of the Supervisory Board for the 2006 business year.

2. Resolution on the appropriation of the result.

3. Resolution on the formal approval of the action of the members of the Management Board for the 2006 business year.

4. Resolution on the formal approval of the action of the members of the Supervisory Board for the 2006 business year.

5. Resolution on the remuneration of the members of the Supervisory Board for 2006.

6. Appointment of the auditors and the Group account auditors for the 2007 financial year.

7. Resolution on a share capital increase funded from the Company's own resources by EUR 8,760,000 from EUR 87,240,000 to EUR 96,000,000 via conversion of a respective amount of appropriated additional paid-in capital without issuing new shares.

8. Resolution on a two-for-one share split increasing the number shares to 24,000,000 with the proportionate amount of the share capital then amounting to EUR 4.00 per no-par share.

9. Resolution on the amendment of § 4 (share capital) of the articles of association. Paragraphs 1, 2 and 3 now read as follows:

   (1) "The share capital of the Company is EUR 96,000,000.

   (2) It is divided into 24,000,000 no-par shares each of which entitles the holder to an equivalent interest in the company's share capital.

   (3) All shares are bearer shares. The claim of the shareholder to individual share certificates shall be excluded in accordance with § 10 para. 6 AktG (*Aktiengesetz* - Stock Corporation Act)."

   Paragraphs 4 and 5 remain unchanged.

10. Resolution on the simplified reduction of the Company's share capital from EUR 96,000,000 by EUR 8,000,000 to EUR 88,000,000 pursuant to § 192 para. 3 subpara. 2 and § 192 para. 4 AktG (*Aktiengesetz* - Stock Corporation Act) by cancellation of 2,000,000 treasury shares in the pro rata amount of EUR 8,000,000 of the share capital. The purpose of this simplified reduction of capital is to reduce the number of treasury shares. The share capital in the amount of EUR 88,000,000 is now divided into 22,000,000 no-par shares.

11. Resolution on the amendment of § 4 (share capital) of the articles of association. Paragraphs 1 and 2 now read as follows:

    (1) "The share capital of the Company is EUR 88,000,000.

    (2) It is divided into 22,000,000 no-par shares each of which entitles the holder to an equivalent interest in the company's share capital."

    Paragraphs 3 to 5 remain unchanged.

12. Resolution on the extension of the authorization to acquire (repurchase) company shares according to § 65 para. 1 subpara. 4 and 8 AktG (*Aktiengesetz* - Stock Corporation Act) as decided by the resolution of the Shareholders' Meeting of 05/22/2001 / 04/25/2006 by another 18 months as of the date of the resolution, i.e. until October 25, 2008.

In accordance with § 17 of the Articles of Association only those shareholders are entitled to participate in the Shareholders' Meeting who deposit their shares at the Company, with an Austrian notary public or the main subsidiary of a domestic bank by **April 19, 2007** at the latest and leave them there until the termination of the Shareholders' Meeting. The depositories have to submit confirmation of deposit to the Company by **April 20, 2007** at the latest.

The Annual Report for the year 2006 will be available to the public as of April 5, 2007 at the Company's offices in 1041 Vienna, Brahmsplatz 6, as well as at Bank-Austria Creditanstalt AG, 1020 Vienna, Lassallestraße 5 and on the Company's website www.mayr-melnhof.com.

Vienna, April 2007 **The Management Board**

This English version is a translation of the German original text.

082-04058
AR/S
12-31-06

MM
KARTON AG

Mayr Melnhof Karton AG

ANNUAL REPORT 2006

Overview Mayr-Melnhof Group

consolidated (in millions of EUR)	2006	2005	+/-
Consolidated sales	**1,512.5**	1,455.2	+3.9%
EBITDA	**238.8**	231.5	+3.2%
Operating profit	**158.6**	140.7	+12.7%
Profit before tax	**160.3**	145.4	+10.2%
Profit for the year	**108.4**	94.8	+14.3%
Cash earnings	**192.5**	183.0	+5.2%
Return on equity	**13.3%**	12.8%	
Operating margin	**10.5%**	9.7%	
Return on capital employed	**19.3%**	19.5%	
Total equity	**856.7**	769.7	
Total assets	**1,496.0**	1,346.4	
Capital expenditures	**111.1**	86.5	
Depreciation and amortization	**81.7**	86.9	
Employees	**7,969**	7,296	
Earnings per share (in EUR)	**9.58**	8.39	
Dividend per share (in EUR)	**2.80** [1]	2.60	

[1] proposed

As the world's largest manufacturer of recycled fiber based cartonboard and Europe's number one folding carton producer, we have always concentrated on our core competences. Our goal is to remain in these areas "best in business". On the basis of cost leadership and as a partner to successful customers, we have long been a leading consolidator in our industry. Our vision is to continue growth with strong earnings over the long term and to occupy leading positions in new markets. Along the way, we will maintain our focus on sustainable benefits for our customers, shareholders and employees in order to generate lasting value.

Highlights 2006

● MM KARTON 9 mills in 6 countries
■ MM PACKAGING 25 plants in 11 countries

(Production sites as of December 31, 2006)

FS-Karton
NEUSS

Production record on Europe's largest recycled cartonboard machine

MM Karton
EERBEEK

Installation of a new yankee cylinder after an instance of insured damage in the previous year; market introduction as a mill exclusively for virgin fiber based cartonboard

MM Gravure
TRIER

Set up and commissioning of Europe's highest performance rotogravure packaging site

MM Karton
GERNSBACH and **BAIERSBRONN**

New production records

Kolicevo Karton
DOMZALE

New production record

TEC MMP
SFAX

MM Packaging starts expansion into North Africa

MM Polygrafoformlenie Packaging

ST. PETERSBURG

Successful integration of the leading Russian folding carton producer

MM Packaging

CHERKASSY

New construction and commissioning of a high-performance rotogravure plant for cigarette packaging; thus, MM Packaging now holds all three printing technologies in the Ukraine (rotogravure, offset and flexo printing)

MM Karton

FROHNLEITEN and **HIRSCHWANG**

The Austrian board mills achieved historic production records

MM Karton

NIKOPOL

To support the cartonboard price increase, the mill was temporarily taken downtime for almost the entire year

MM Graphia

IZMIR

New construction and commissioning of a high-performance rotogravure and offset printing plant for cigarette packaging

Corporate Profile

MARKET POSITION

The MM Group is the world's largest producer of cartonboard based on recovered paper and the leading European manufacturer of folding cartons. Cartonboard is the primary raw material for the production of folding cartons. Folding cartons are the most important means of packaging for consumer goods. The Group's two segments, MM Karton and MM Packaging, are run as independent profit centers. Deliveries between them are transacted at market conditions.

MARKET

The demand for cartonboard and folding cartons is essentially determined by consumption and thus by general economic trends. Supply and demand are balanced out through capacity utilization. Europe is the Group's primary market.

GEOGRAPHIC POSITIONING

While cartonboard can also be distributed internationally across large distances, the folding carton business is predominantly regional. The Group's folding carton plants are always situated near the customers within a pan-European network of locations unique in the industry, while the cartonboard mills are located mainly in the heart of Europe with a focus on Germany and Austria.

CUSTOMERS

Each of the two Group segments serves more than one thousand customers. MM Karton's customers are folding carton producers, with the by far largest portion of sales being derived from outside the Group. MM Packaging supplies folding cartons mainly to international producers of consumer goods. The food industry is the highest sales segment, followed by cigarettes and detergents. The Group's dependence on individual customers is within reasonable limits.

STRATEGY

MM has always relied on growth and its core competences. Cartonboard and folding cartons are manufactured in an industrial scale. For this reason, it is crucial for cost leadership to take advantage of economies of scale in the production of goods and services. Depending on the maturity of the market, growth is pursued by way of acquisitions, new site constructions or increased market penetration.

FINANCIAL GOALS

Our goal is a return on capital employed of 20 %. Over the long term a third of the annual profit should be paid out and the absolute dividends rise.

Mayr-Melnhof shares have been listed since April 21, 1994, on the Vienna Stock Exchange and are part of the indices ATX and ATX Prime. Roughly 60 % of the shares are family-owned and held within a syndicate.

CONTENTS

FOREWORD

Dear Shareholders,

It is a great pleasure to present to you record results in this report on 2006, marking the continued success course of your Company. Sound improvements were achieved both in sales, with an increase of about 4 %, and in profit, with an operating margin of over 10 % for the Group.

Our cartonboard processing segment contributed disproportionately to this development. The volume as well as the market share grew both organically and through acquisitions. The productivity of our folding carton production was further increased within the frame of our "industrialization approach". In addition, we built three plants for cigarette packaging and created interesting future potential in new markets. This presents the necessity and the opportunity to provide additional new capacities, particularly in the emerging markets, to our prevailing international customers through investments in addition to the generally smaller acquisitions. In this regard, we have expanded our growth focus in 2006 into the emerging region of North Africa with the purchase of a folding carton plant in Tunisia.

Within a generally positive market environment, the division MM Karton achieved new records in both production and sales through increased market share and outstanding output at the high-performance plants. Due to a simultaneous increase in prices, it was possible to compensate for the massive cost wave from 2005 during the first half of the year. After a further drastic cost increase for energy and other crude oil related input factors in the second half of 2006, it was indispensable to increase the cartonboard prices again as of 2007. To support these efforts, the cartonboard mill with the lowest fixed costs, MM Nikopol in Bulgaria, was taken downtime temporarily for almost the entire year.

Due to the positive development in results, the Management Board will propose to the Annual Shareholders' Meeting a dividend increase from EUR 2.60 to EUR 2.80 per share. This is a continuation of our dividend policy to pay out one third of the annual profit and continuously increase the dividends.

In the name of the entire Management Board, I would like to thank you, our shareholders, for the great trust you have placed in us during the past year. We also extend our special thanks to our employees, who made this success possible with their outstanding performance and high dedication.

Even under favorable economic conditions, our markets remain under intensive competition as a result of excess capacities and the increasing purchasing power of the international consumer goods manufacturers. It is therefore indispensable to combine our position as European market leader in the production and processing of cartonboard with the goal of cost leadership.

Our size, our know-how and the competition among the plants as well as the absolute focus on our core business remain guarantees for the continuous optimization process within the Company, on which we concentrate with highest priority. Our continuous investments remain centered on the implementation of projects that reduce direct costs with rapid payback, whereby the total annual investments are in the range of roughly 50 % of the cash earnings.

Since demand for our products develops largely in line with overall economic demand, we can only achieve above-average growth through acquisitions and rise of market share. Since the IPO in 1994, we have increased the volume of cartonboard processing by more than five times and nearly doubled cartonboard production. A constantly high level of free cash flow and a balance sheet without net debt offer sufficient potential for further growth steps. As we continue along the path of achieving, without dilution for existing shareholders, a return on capital employed (ROCE) of 20 % over the long term, our focus is placed on profitability considerations and a manageable level of risk.

We assume that the consolidation process in our industry will continue. However, more movement can be expected in cartonboard processing than in cartonboard production due to the still lower degree of concentration. In this regard, we are permanently screening possibilities for market consolidation that can contribute to sustained improvement in the value of the Group. In addition, we will continuously strengthen our presence in the young emerging markets through construction of new plants and capacity expansions. Our human resources are very well prepared for the further internationalization of the Group.

We devote our entire commitment to your Company. The motivation of the MM team is very high. The prospects for 2007 are positive. Accompany us further to an exciting future!

Wilhelm Hörmanseder
Chairman of the Management Board
Vienna, February 2007



BOARD MEMBERS

THE MANAGEMENT BOARD

Wilhelm HÖRMANSEDER
Chairman, born 1954
Member of the Management Board
since March 9, 1994
appointed until year-end 2009

Andreas BLASCHKE
born 1961
Member of the Management Board
since May 14, 2002
appointed until May 2010

Franz RAPPOLD
born 1952
Member of the Management Board since
May 14, 2002
appointed until May 2010

Herbert NOICHL
born 1965
Member of the Management Board
from May 14, 2002, until June 29, 2006

Photo: A. Blaschke, W. Hörmanseder, F. Rappold
(left to right)

THE SUPERVISORY BOARD

Michael GRÖLLER [1]
Chairman since June 8, 2002

Clemens GOESS-SAURAU [1][2]
Deputy Chairman since May 18, 2005
Member of the board since March 2, 1994

Friedrich MAYR-MELNHOF [1]
Deputy Chairman since March 2, 1994

Romuald BERTL [1][2]
Deputy Chairman since March 2, 1994

Board Members

Gerhard GLINZERER
Member of the board since June 17, 1997

Johannes GOESS-SAURAU
Member of the board since May 18, 2005

Manfred GRUNDAUER [2]
Member of the board since June 17, 1997
Delegate of the European Staff Council
of MM Karton

Hubert ESSER
Member of the board since May 10, 1995
Delegate of the European Staff Council
of MM Karton

Gerhard NOVOTNY
Member of the board since May 10, 1995
Delegate of the Staff Council of MM Packaging

[1] Member of the Committee for Management Board Issues
[2] Member of the Audit Committee

The current mandate of all members of the Supervisory Board elected by the shareholders expires with the 16th Annual Shareholders' Meeting in 2010 on the financial year 2009.

All mandates of the Supervisory Board members delegated by the staff council are for an indefinite period of time.

MM SHARES

The shares of Mayr-Melnhof Karton AG have been listed on the Vienna Stock Exchange since April 21, 1994, and are traded in the main trading segments of the spot market - the ATX (Austrian Traded Index) and the ATX Prime (index with increased transparency, quality, and publicity requirements). In addition, a Sponsored Level 1 ADR (American Depository Receipts) program has been in place with the Bank of New York since 1998. ADRs are traded over the counter in the USA and are denominated in US dollars, with four ADRs corresponding to one ordinary share. Option contracts on Mayr-Melnhof shares are traded on the Austrian Futures and Options Exchange.

STOCK MARKETS IN 2006

International stock markets were characterized by a positive dynamic over the course of 2006 as a result of solid company earnings, and lively merger and takeover activity. At the same time, energy and raw material prices reached new peaks, which resulted in a situation of heavy volatility in the markets during the months of May and June. At the start of the second half of the year, a recovery set in, which was strengthened both by declining crude oil prices and an end to the interest rate increases. Improved confidence among consumers and businesses in Europe stimulated the continental European stock markets, which once again exhibited above-average performance in international comparison. The DAX rose by +21 %, while growth on the FTSE 100 and DJI was less at +10 % and +16 %, respectively. The Austrian lead index ATX ended 2006 with a new record high of 4,463.5 points and a gain of 22 % over the end of the previous year.

MM SHARE PERFORMANCE

During the course of a dynamic upward swing in the first months of the year, MM shares reached a new historic high on May 3, 2006, at EUR 154.33. As in the overall market, a heavy price decline followed up to the end of the first half year, which again gave way to a continued rise in line with positive company and market development. Overall, MM shares achieved a performance of +20.3 % during 2006. The average daily trading volume rose from EUR 3.5 million to EUR 4.3 million. The number of shares traded per day rose from 29,000 to 32,000. Thus, MM shares continue to remain among the most heavily traded industrial stocks on the Vienna Stock Exchange. At year-end 2006, the weighting within the ATX was 1.28 %.

SHAREHOLDER STRUCTURE

Continuity and stability characterized the shareholder structure of the Company in 2006. The share capital of the Group is divided among 12 million no-par bearer shares, whereby the principle of "one share – one vote" has always been applied. The core shareholder families hold approximately 60 % of the shares through various trusts within a syndicate. Further roughly 8 % of the shares issued are owned by the Company. The remaining approximately 32 % free-float shares are held largely by international institutional investors in the USA, Great Britain, Austria, Germany, Switzerland, and France.

CONTINUED INCREASE IN DIVIDEND

The Mayr-Melnhof Group pursues a dividend policy that currently envisages distribution of one-third of the profit for the year as well as a continuous increase in the absolute amount of the dividends per share. In accordance with the positive profit development in the financial year 2006, the Management Board will recommend to the 13th Annual Shareholders' Meeting on April 25, 2007, the distribution of a dividend of EUR 2.80 per share after EUR 2.60 for 2005. This corresponds to a 7.6 % increase in the total payout to EUR 30.8 million as well as a payout ratio of 29.2 %. Based on the average share price in 2006, this dividend yield comes up to 2.1 %.

SHARE REPURCHASE PROGRAM / TREASURY STOCK

At the end of 2006, the Company held 986,348 own shares. This is equivalent to 8.2 % of the capital stock. The shares were predominantly purchased in the years 2001 and 2002 for a total of EUR 54.5 million including fees. The book value per share was EUR 55.2 as of December 31, 2006. The 12th Annual Shareholders' Meeting authorized the Management Board to repurchase own shares up to October 25, 2007. Based on this authorization, a new repurchase program was established under which a maximum of 213,652 additional shares can be bought by the Company until October 25, 2007. The maximum repurchase volume is limited to 10 % of the capital stock or 1.2 million shares. All transactions are published on the Internet at www.mayr-melnhof.com.

INVESTOR RELATIONS

An open, continuous, and personal dialog with institutional investors, private shareholders, analysts, business journalists, and the interested public is the guiding principle of the Investor Relations Program of Mayr-Melnhof Karton AG. Our goal is to provide the members of the financial community continuously with a correct picture of the Company and to provide for an appropriate valuation of Mayr-Melnhof shares. In line with the request for equal and real-time delivery of information, all current and share-relevant information is published both via an electronic distribution system and on the Company's website.

The year 2006 was characterized by continued strong interest in Mayr-Melnhof shares. Accordingly, we took part in several international investor conferences and personally informed investors from Europe and the USA about the Company, the strategy, and current developments in numerous meetings. Analysts of international investment banks regularly report on the Company. An overview of contact information for the research houses is always kept updated on the Company's website.

SHAREHOLDERS' CLUB

The Shareholders' Club is a service provided by MM free of charge. All shareholders and interested investors registered in our Shareholders' Club receive Mayr-Melnhof Karton AG company reports by mail on a regular basis and are invited to company events, primarily related to significant new developments within the Group. Press releases are sent out by e-mail. Our Investor Relations department welcomes membership applications at any time.

We strive to continuously optimize our investor relations work. Suggestions for improvement are therefore always welcome.

YOUR MAYR-MELNHOF INVESTOR RELATIONS CONTACT

Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

INFORMATION ON MAYR-MELNHOF SHARES

ISIN securities identification number: AT0000938204
ADR Level 1: MNHFY
Reuters: MMKV.VI
Bloomberg: MMK AV

SHARE PRICE CHART

Relative Performance of MM Shares 2006 (December 29, 2005 = 100)



MM
ATX
MSCI (Europe / Container and Packaging)
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.

SHARE PERFORMANCE INDICATORS

STOCK PRICE PER SHARE (in EUR)	2004	2005	2006
High	127.36	138.36	154.33
Low	95.80	109.05	117.18
Year-end	125.30	118.00	142.00
STOCK PERFORMANCE			
-1 month	+ 4.1 %	+ 4.1 %	+ 3.6 %
-3 months	+ 9.8 %	- 2.5 %	+ 4.6 %
-9 months	+ 18.5 %	- 3.9 %	- 3.9 %
RELATIVE PERFORMANCE (year-end)			
MM Shares	+ 31.5 %	- 5.8 %	+ 20.3 %
ATX	+ 57.4 %	+ 50.8 %	+ 21.7 %
MSCI (Europe / Container and Packaging)	+ 9.5 %	+ 11.4 %	+ 7.1 %
SHARE PERFORMANCE INDICATORS (in EUR)			
Earnings per share [1]	9.43	8.39	9.58
Cash earnings per share [1]	17.88	16.60	17.47
Total equity per share [2]	63.84	68.71	75.24
Dividend per share	3.90 [3]	2.60	2.80 [4]
Dividend (in millions of EUR)	43.00	28.70	30.80 [4]
Dividend yield per average share price	3.6 %	2.2 %	2.1 %
TRADING VOLUME			
Vienna Stock Exchange (in EUR) [5]	2,738,248	3,460,641	4,330,947
Number of shares issued	12,000,000	12,000,000	12,000,000
Own shares [6]	975,848	975,848	986,348
Free float [6]	3,824,152	3,824,152	3,813,652
Market capitalization (in millions of EUR) [6]	1,381	1,301	1,564
ATX weighting (in %) [6]	2.43 %	1.42 %	1.28 %

1) average shares outstanding
2) shares issued as of December 31.
3) incl. EUR 1.50 anniversary bonus
4) proposed
5) daily average
6) as of December 31.

MM KARTON

With an annual capacity of approximately 1.7 million tons and 13 cartonboard machines at nine European mills, MM Karton is the world's largest producer of recycled fiber based board and the leading European manufacturer of cartonboard for folding cartons. The wide product range consists primarily of recycled fiber based cartonboard qualities, which are supplemented by several virgin fiber based cartonboard grades.

(in millions of EUR)	2006	2005	+/-
Sales	**808.8**	767.2	+5.4 %
EBITDA	**111.8**	116.5	-4.0 %
Operating profit	**65.0**	61.8	+5.2 %
Cash earnings	**97.4**	99.2	-1.8 %
EBITDA margin (%)	**13.8 %**	15.2 %	
Operating margin (%)	**8.0 %**	8.1 %	
Cash earnings margin (%)	**12.0 %**	12.9 %	
Return on capital employed (%)	**12.3 %**	12.5 %	
Capital expenditures	**38.9**	35.2	
Depreciation and amortization	**47.3**	53.9	
Employees	**2,848**	2,994	

	2006	2005	+/-
Tonnage sold (in thousands of tons)	**1,542**	1,513	+1.9 %
Tonnage produced (in thousands of tons)	**1,553**	1,529	+1.6 %
Recycled fiber based board	**1,372**	1,334	
Virgin fiber based board	**181**	195	
Capacity utilization (%)	**92 %**	92 %	

Tonnage produced by MM Karton (in thousands of tons)



Recycled fiber based board
Virgin fiber based board
2006
1,553
2005
1,529
2004
1,517
2003
1,426
2002
1,435

Leading European producers of coated board (Capacity in thousands of tons)



Recycled fiber based board
Virgin fiber based board
Mayr-Melnhof Karton (AT)
StoraEnso (FI/SE)
M-real (FI)
Reno de Medici (IT)
Cascades (FR/CN)
200
400
600
800
1,000
1,200
1,400
1,600

Source:
MM; excl. grey board, LPB (StoraEnso), and SUB from USA

Percentage of Group sales

(in %)



45.8 %

Percentage of Group operating profit

(in %)



41.0 %

Sales by destination [1]

(in %)



Western Europe
72.8 %
Eastern Europe
14.7 %
Asia
5.4 %
Other overseas
7.1 %

[1] including interdivisional sales

MM PACKAGING

MM Packaging processes approximately 540,000 tons of cartonboard and paper, making it by far the largest European producer of folding cartons. With installations for offset, rotogravure, and flexo printing, MM Packaging has at its disposal all printing technologies, which are supplemented by diverse finishing processes for the creation of high-quality packaging solutions.

(in millions of EUR)	2006	2005	+/–
Sales	**821.6**	802.2	+2.4 %
EBITDA	**127.0**	115.0	+10.4 %
Operating profit	**93.6**	78.9	+18.6 %
Cash earnings	**95.1**	83.8	+13.5 %
EBITDA margin (%)	**15.5 %**	14.3 %	
Operating margin (%)	**11.4 %**	9.8 %	
Cash earnings margin (%)	**11.6 %**	10.4 %	
Return on capital employed (%)	**28.6 %**	32.9 %	
Capital expenditures	**72.2**	51.3	
Depreciation and amortization	**34.4**	33.0	
Employees	**5,121**	4,302	

	2006	2005	+/–
Tonnage processed (in thousands of tons)	**538**	505	+6.5 %

Percentage of Group sales
(in %)


54.2 %

Percentage of Group operating profit
(in %)


59.0 %

Sales by destination [1]
(in %)


Western Europe
73.2 %
Eastern Europe
25.9 %
Asia
0.4 %
Other overseas
0.5 %

[1] including interdivisional sales

Tonnage processed by MM Packaging (in thousands of tons)


2006
538
2005
505
2004
470
2003
405
2002
383

Leading European folding carton producers (Tonnage processed in thousands of tons)


Mayr-Melnhof Packaging (AT)
Akerlund & Rausing (SE)
Chesapeake (US)
Van Genechten (BE)
Nampak Carton Europe (ZA)
100
200
300
400
500
600

Source: MM

Management

Report

1. POSITIONING OF THE MAYR-MELNHOF GROUP AND THE DIVISIONS

GROUP

The business activities of the Mayr-Melnhof Group are concentrated on the production of cartonboard and folding cartons and organized in two divisions, MM Karton and MM Packaging, which are run as independent profit centers. In both of these core competence areas we are today by far the European market leader.

Our strategic goal is to further strengthen our market position and secure our competitiveness by pursuing cost leadership through continuing improvement in the processes and products. On this basis, the Mayr-Melnhof Group strives for continuous growth in its segments, both through acquisitions as well as organic business expansion.

MAYR-MELNHOF KARTON

Highly efficient, cost-effective manufacture of recycled fiber based cartonboard according to the customers' needs is the core business of MM Karton. While using primarily recyclable raw materials, MM Karton produces a wide range of cartonboard grades to meet the highest demands of quality, dependability, value for money and application reliability.

Aiming at maximum possible productivity, we concentrate our production on the highest performance machines and continuously take advantage of economies of scales to streng-then our competitive position as the European market leader.

The main sales market for our products is Europe. In the emerging economies of Central and Eastern Europe as well as many markets outside of Europe, we have established a leading position already at an early stage and dynamic further development is underway.

MM Karton's goal is to continue growth both organically and by acquisitions on the basis of high cost-efficiency.

With an annual capacity of approximately 1.7 million tons and 13 cartonboard machines at nine European mills, MM Karton is the world's largest producer of recycled fiber based cartonboard and the leading European manufacturer of cartonboard for folding cartons. We achieved this position largely through acquisitions. Inefficient machines were taken off the market and production was concentrated on the highest performance units. As a result, MM Karton holds a competitive production structure that is continuously strengthened through the internal performance competition between our mills as well as through rapid division-wide implementation of best practice and the use of the newest technologies.

The wide product range consists primarily of recycled fiber based cartonboard qualities, which are supplemented by several virgin fiber based cartonboard grades and specialties from smaller, specialized locations.

Recovered paper is the strategically most important raw material of MM Karton. With decades of technological focus on the use of secondary fibers, mixed recovered paper is today's main resource for the production of high-quality cartonboard grades.

In accordance with the trend towards lighter and higher-quality packaging, our products are subject to continuous improvement and satisfy all current requirements with regard to product safety, printability, and compatibility with modern high-speed converting technology.

The demand for cartonboard correlates closely with overall economic development and private consumption. More than 30 million tons of cartonboard are used annually worldwide. Higher-than-average growth rates are still recorded in Asia and Eastern Europe.

Mayr-Melnhof sells cartonboard worldwide in roughly 100 countries and is present with own sales offices in all strategically significant markets. The core sales segment is the highly fragmented European folding carton industry, whereby the final use of our cartonboard products is concentrated in packaging for the food industry.

The consolidation of the European cartonboard industry is already well advanced. Roughly two thirds of the capacity is spread among the five largest producers. Although no new recycled cartonboard machines have been built in Europe in over fifteen years, traditionally excess capacities and strong competition exist as the ongoing technological improvements to capacity could not be entirely absorbed by the market in recent years. For this reason, sales in markets outside of Europe, particularly in the Near and Middle East, are very important for the capacity utilization of our cartonboard mills. Due to new capacities in Asia, however, the competitive pressure in these regions has increased significantly during the last years.

Under such conditions, MM Karton relies on cost, service, and competence leadership in order to take advantage of new market opportunities and to secure existing positions. To achieve stabilization, production is flexibly adapted to demand as necessary. In order to account for cost fluctuations as fast as possible, cartonboard prices are generally fixed only for short periods.

We obtain the input factors for cartonboard manufacturing almost entirely from Europe. For the strategic raw material of recovered paper, procurement takes place both through the spot market and through longer-term contracts with municipalities. The necessary steam and electricity is generated from natural gas in our own highly efficient cogeneration plants. The remaining electricity needs are purchased from national and international suppliers.

Investments aim primarily at the reduction of direct costs.

MM Karton's financial goal is to earn a sustained high return on the capital employed.



MM Karton

Production and Sales Records



Board Machine 3
at the Austrian mother mill in Frohnleiten

In cartonboard manufacture, 2006 was characterized by new record values in sales and production as well as a massive cost increase in energy and crude oil dependent costs. Our high-performance mills in Frohnleiten, Neuss, Gernsbach, and Kolicevo as well as individual smaller sites such as Hirschwang and the Baiersbronn virgin fiber cartonboard mill set historic production records. Very good machine utilization as a result of demand, high technical availability, improved production speeds, and broke reduction were significant factors in this gratifying performance increase by the mills. After installation of a new Yankee cylinder, the Eerbeek virgin fiber cartonboard mill was reintroduced to the market. A temporary shutdown of the Bulgarian Nikopol mill supported the efforts for increased prices.


34t

MAYR-MELNHOF PACKAGING

MM Packaging is the leading European producer of folding cartons. In a pan-European network of high-performance plants unique in the sector, packaging for the consumer goods industry is manufactured from cartonboard with efficiency, innovation, and always close proximity to customers. With installations for offset, rotogravure, and flexo printing, MM Packaging has at its disposal all printing technologies, which are supplemented by diverse finishing processes for the creation of high-quality packaging solutions.

The key sales areas are the segments of food, cigarettes, detergent, and confectionery, within which we primarily supply large international customers in Europe. Through concentrated, industry-specific know-how and the specialization of individual plants, we satisfy the market segments' individual requirements.

Under extremely intense competitive conditions, MM Packaging focuses on continuous productivity and efficiency improvements considering the greatest possible flexibility, as well as on intelligent services in supply chain management and innovation.

Our goal is on continuing growth with high return on the capital employed through acquisitions or construction of new plants in Europe as well as in new, attractive emerging markets on the periphery of Europe.

MM Packaging processed approximately 540,000 tons of cartonboard and paper in 2006, costituting it by far the largest European producer of folding cartons. Cartonboard is printed, die-cut, glued, finished in a variety of processes, and delivered to the customers' packing installations. As our folding carton products are primarily used in packaging for consumer goods for daily needs, the demand correlates strongly with the development of the overall economy. MM Packaging has grown by more than five times since the Group's IPO in 1994. Through continuous acquisitions and the new construction of plants, we have expanded our production network in line with demand and our customers' needs. Furthermore, business with multinational customers, who are increasingly concentrating their folding carton procurement on a smaller transnational supplier base, has also been significantly expanded.

MM Packaging sells its products nearly exclusively within Europe and the bordering regions. The sales of individual plants are concentrated primarily on the regional markets due to the economic limitations on the transport radius. International customers are served according to segments by our pan-European sales organization, which takes advantage of the division-wide production network and a comprehensive supply of bundled services. Through high-performance in production, complexity management and innovation as well as the use of state-of-the-art technology, we are able to assure long-term cooperation in partnerships.

The level of concentration in the European folding carton industry is not nearly as far advanced as in the cartonboard industry. According to our estimates, somewhat more than one third of the market is served by the five largest manufacturers. The majority of the industry still consists of medium-sized companies. This is contrasted with an already high consolidation in the consumer goods industry as well as in the retail trade with correspondingly high purchase power. International invitations for offers and tenders are standard part of the procurement procedures in this customer segment. On one hand, this implies prospects of new market shares, on the other hand, constant pressure on conditions and sustained competition crowding players out of the market.

Under these circumstances, MM Packaging focuses on increasing market share through continuous cost reductions. We achieve ongoing improvements in productivity and efficiency through intensive performance benchmarking within our broad network of plants. In this way, we have succeeded in establishing successively industrialized processes within the folding carton industry, which is still dominated by a large number of smaller companies.

Short times to market when introducing new products and innovative, high-quality differentiation from the competition are decisive for the success of our customers. MM Packaging therefore works in close cooperation with customers to develop new packaging types and finishing options that can be implemented efficiently on state-of-the-art high-performance technology.

Our focus remains on continuing growth through intensified concentration on attractive sales segments with high return on the capital employed.



MM Packaging

Expansion Rotogravure and Acquisitions



MM Gravure, Trier, Germany

Commissioning of Europe's highest performance rotogravure packaging site

With the construction and commissioning of three new rotogravure sites for the production of cigarette packaging, we created in 2006 a new, highly competitive technological basis with excellent potential for the future. The highest performance packaging rotogravure plant in Europe was started up in the German city of Trier. In the new plants in Izmir, Turkey, and Cherkassy, Ukraine, the first rotogravure lines successfully entered into operation, and more will follow already in 2007 due to the high demand. With the expansion into Tunisia, we have taken our first step into the promising region of North Africa. In Russia, our majority share in the largest local folding carton producer was completely integrated into the division operationally. In ongoing operations, the focus was on making further improvements in productivity and efficiency.



MM Gaphia, Izmir, Turkey

Construction and commissioning of a high performance rotogravure and offset printing plant for cigarette packaging



Start of expansion into North Africa



MM Packaging, Cherkassy, Ukraine

New high performance rotogravure plant for cigarette packaging



2. DEVELOPMENT IN THE YEAR 2006

2.1. GENERAL ECONOMIC SITUATION

After several years of sluggish economic development in the Euro zone, the primary market of the Mayr-Melnhof Group, first stages of a recovery were seen over the course of 2006 in several major Western European economies, especially in Germany. As a result, Europe was able to close some of the significant gap behind the continued dynamic level of world economic growth. The driving force was the demand for capital goods. In contrast, the recovery of private consumption only progressed rather slowly, although advance purchases due to the value-added tax increase in Germany and the decline in crude oil prices furnished positive impulses.

The economy in Central and Eastern Europe continued to profit strongly from dynamic consumer demand as well as active investment and export activities.

2.2. SECTOR DEVELOPMENT

Consistent with the positive overall economic development, the demand for packaging cartonboard and folding cartons has exhibited a significant increase since the start of 2006 in almost all regions. As a result of existing excess capacities in the cartonboard market, the recent drastic cost upsurge in energy, transport, and chemicals could only very slowly be passed on in price increases despite positive sales dynamics. The profit situation in the energy-intensive cartonboard industry therefore remained very tight.

With generally good capacity utilization in the European folding cartons industry, the classic volume business in the food sector has been characterized by high price flexibility on the supplier side. Accordingly, the cartonboard price increase has only been passed on very slowly. However, close proximity to the customer, reliable delivery, supply chain competence, and rapid implementation of packaging innovations continue to be rewarded.

2.3. DEVELOPMENT OF BUSINESS 2006

2.3.1. GROUP

Against the background of the economic recovery in Western Europe and continued dynamic demand in Eastern Europe as well as the neighboring emerging markets, the Mayr-Melnhof Group registered a generally positive order situation and therefore good capacity utilization during 2006 both in cartonboard production and in cartonboard processing. As a result of further productivity improvements and successful business expansion, MM Packaging achieved significant profit growth. Despite a recent, considerable cost increase for energy and crude oil related input factors, MM Karton achieved a slight improvement in sales and profit. Overall, the Mayr-Melnhof Group was able to achieve its best annual profit to date in 2006.

CONSOLIDATED STATEMENT OF INCOME

Consolidated Income Statements (condensed version)

(in millions of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005	+ / -
Sales	1,512.5	1,455.2	+ 3.9 %
Operating profit	158.6	140.7	+ 12.7 %
Financial result and result from investments	1.7	4.7	
Income tax expense	(51.9)	(50.6)	
Profit for the year	**108.4**	**94.8**	**+ 14.3 %**

The Group's consolidated sales increased by EUR 57.3 million or 3.9 % to EUR 1,512.5 million. A volume rise in both divisions and higher cartonboard prices made significant contributions to this increase. Approximately 23 % of the growth is attributable to acquisitions. From a regional perspective, the percentage of sales in Western and Eastern Europe as well as in the business outside of Europe remained largely constant. Group-internal sales amounted to EUR 117.9 million (2005: EUR 114.2 million) and involved primarily deliveries by MM Karton to MM Packaging.

Group Sales by Destination

(in %)	**Year ended December 31, 2006**	Year ended December 31, 2005
Western Europe (excl. Austria)	66.1 %	66.1 %
Austria	5.7 %	5.8 %
Eastern Europe	21.1 %	21.7 %
Asia	3.1 %	3.3 %
Other overseas	4.0 %	3.1 %
Total	**100.0 %**	**100.0 %**

Cost of Sales

(in millions of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005	+ / -	Percentage of Sales	
				2006	2005
Cost of materials and purchased services	807.8	764.5	5.7 %	53.4 %	52.6 %
Personnel expenses	229.2	229.5	- 0.1 %	15.2 %	15.8 %
Depreciation and amortization	73.0	78.6	- 7.1 %	4.8 %	5.4 %
Other expenses	38.1	42.9	- 11.2 %	2.5 %	2.9 %
Cost of Sales	**1,148.1**	**1,115.5**	**2.9 %**	**75.9 %**	**76.7 %**

The cost of sales rose by EUR 32.6 million or 2.9 % in comparison to the previous year. This rise resulted in particular from the cost of materials and purchased services, which increased significantly primarily due to the important price surge for energy and other crude oil related costs over yet another year.

Selling and Distribution Expenses, General and Administrative Expenses

(in millions of EUR)	Year ended December 31, 2006	Year ended December 31, 2005	+/-	Percentage of Sales 2006	Percentage of Sales 2005
Personnel expenses	81.5	84.2	-3.2 %	5.4 %	5.8 %
Depreciation and amortization	7.4	7.6	-2.6 %	0.5 %	0.5 %
Other expenses	134.6	119.0	13.1 %	8.9 %	8.2 %
Selling and Distribution Expenses, General and Administrative Expenses	**223.5**	**210.8**	**6.0 %**	**14.8 %**	**14.5 %**

Selling and distribution expenses, administrative and other operating expenses amounting to 14.8 % as a percentage of sales were nearly at the level of the previous year (2005: 14.5 %) despite increased transport costs.

The operating profit was enhanced by 12.7 % or EUR 17.9 million to EUR 158.6 million, which in particular can be attributed to the significant earnings increase in cartonboard processing. The rise in other operating income from EUR 11.7 million to EUR 17.7 million mainly resulted from the divestment of the real estate of the Hungarian folding carton plant closed in 2005, as well as compensation from insurance. The Group's operating margin increased accordingly from 9.7 % to 10.5 %. The return on capital employed was at 19.3 % (2005: 19.5 %).

FINANCIAL RESULT AND RESULT FROM INVESTMENTS

Financial expenses amounted to EUR -6.8 million (2005: EUR -6.1 million), while financial income was EUR 10.0 million (2005: EUR 7.1 million). This resulted in a positive balance of EUR +3.2 million (2005: EUR +1.0 million). Despite higher financial liabilities, it was possible to realize optimizations in financing as well as in investing the liquidity.

The decline of the item "Other income (expenses) - net" from EUR 2.5 million to EUR -0.6 million resulted from the favorable exchange rate development in Eastern Europe in the previous year.

The profit before tax reached EUR 160.3 million after EUR 145.4 million in 2005. This corresponds to a growth of 10.2 %.

The Group's tax rate declined from 34.8 % to 32.4 %, whereby the income tax expense of EUR 51.9 million exceeded that of the previous year (2005: EUR 50.6 million). The decline in the Group's tax rate can primarily be attributed to deferred tax income as a result of tax rate changes and the sale of a real estate not subject to income tax. The Group paid income taxes in 21 countries.

PROFIT FOR THE YEAR AND EARNINGS PER SHARE

The Mayr-Melnhof Group succeeded in closing the 2006 business year with a significant improvement in the annual profit. The profit for the year increased by 14.3 % to EUR 108.4 million. The net profit margin amounted to 7.2 % (2005: 6.5 %).

With a basic weighted average of 11,017,772 shares circulating, the basic earnings per share were EUR 9.58 (2005: EUR 8.39).

VALUE-ADDED

The Group's value-added is calculated as the difference between total operating revenue less expenditures on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value-added.

Value-Added
(in millions of EUR)

	2006	2006	2005	2005
Origin:				
Sales	1,512.5		1,455.2	
Other operating income	19.0		12.4	
Increase (Decrease) in finished goods	8.5		2.3	
Own work capitalized	0.2		0.1	
Total operating revenue	**1,540.2**		**1,470.0**	
(-) Expenditures on purchased goods and services	(983.9)		(925.1)	
(-) Depreciation and amortization	(81.7)		(86.9)	
Net value-added	**474.6**	**100.0 %**	**458.0**	**100.0 %**
Distribution:				
Employees	(180.3)	(38.0 %)	(181.2)	(39.5 %)
Social benefit costs	(88.5)	(18.6 %)	(88.3)	(19.3 %)
Public authorities	(99.1)	(20.9 %)	(98.4)	(21.5 %)
Financial result and result from investments	1.7	0.4 %	4.7	1.0 %
Minority interests	(2.8)	(0.6 %)	(2.3)	(0.5 %)
Shareholders (dividend 2006 proposed)	(30.8)	(6.5 %)	(28.7)	(6.3 %)
Company	74.8	15.8 %	63.8	13.9 %

The Group achieved total operating revenue of EUR 1,540.2 million in the 2006 business year (2005: EUR 1,470.0 million). After deducting expenditures on purchased goods and services as well as depreciation and amortization amounting to EUR 1,065.6 million (2005: EUR 1,012.0 million), the net value-added was EUR 474.6 million (2005: EUR 458.0 million). This corresponds to a growth of 3.6 % or EUR 16.6 million.

As in previous years, at 38.0 % or EUR 180.3 million, (2005: 39.5 %; EUR 181.2 million) the largest share in the net value-added went to the employees of the Group. According to the proposal of the Management Board, a dividend of EUR 30.8 million or 6.5 % of the net value-added should be paid out to the shareholders of Mayr-Melnhof Karton AG for the 2006 business year (2005: EUR 28.7 million; 6.3 %). Earnings amounting to EUR 74.8 million, or 15.8 % of the net value-added, were retained (2005: EUR 63.8 million; 13.9 %).

ASSETS, CAPITAL AND LIQUID FUNDS

Consolidated Balance Sheets (condensed version)

(in millions of EUR)	December 31, 2006	December 31, 2005
Non-current assets	750.5	682.8
Current assets	745.5	663.6
Total assets	**1,496.0**	**1,346.4**
Total equity	856.7	769.7
Non-current liabilities	245.7	227.7
Current liabilities	393.6	349.0
Total equity and liabilities	**1,496.0**	**1,346.4**

The total assets of the Group increased between December 31, 2005 and the end of 2006 by EUR 149.6 million to EUR 1,496.0 million. The increase in equity from EUR 769.7 million to EUR 856.7 million was essentially attributable to the profit for the year less the 2005 dividend. The equity ratio therefore stood at 57.3 % (December 31, 2005: 57.2 %), the return on equity at 13.3 % (December 31, 2005: 12.8 %).

For financing acquisitions and the rotogravure investments, financial liabilities were raised at favorable interest rates. As a result, the financial liabilities, which are primarily of non-current character, experienced a net increase of EUR 30.8 million to EUR 217.0 million. Of this, approximately EUR 202.0 million (December 31, 2005: EUR 166.5 million) comprises non-current bank liabilities, whereby EUR 38.1 million (December 31, 2005: EUR 38.1 million) in current revolving bank liabilities can be considered non-current. Short-term borrowings increased to EUR 12.5 million (Dec. 31, 2005: EUR 10.7 million). Provisions for other non-current liabilities and charges in the amount of EUR 82.3 million (December 31, 2005: EUR 83.0 million) concern pension payments, severance payments, anniversary bonuses, and pre-retirement programs.

Total funds available to the Group, which comprise cash and available-for-sale financial assets, increased by EUR 28.8 million to EUR 366.9 million. They exceeded interest-bearing financial liabilities by EUR 149.9 million (December 31, 2005: EUR 151.9 million), implying that the Group continues to have no net debt.

Furthermore, the Group had unused financial arrangements available at any time of EUR 151.5 million as of the end of 2006, of which EUR 120.0 million (December 31, 2005: EUR 100.0 million) are classified as mainly non-current and EUR 31.5 million (December 31, 2005: EUR 20.9 million) as current.

CASH FLOW DEVELOPMENT

Consolidated Cash Flow Statements (condensed version)

(in millions of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Net cash provided by operating activities	155.9	158.4
Net cash used in investing activities	(127.4)	(82.8)
Net cash used in financing activities	1.0	(40.6)
Effect of exchange rate changes	(0.1)	0.4
Net increase in cash and cash equivalents (< 3 months)	**29.4**	**35.4**
Cash and cash equivalents (< 3 months) at the end of the year	**292.4**	**263.0**
Current and non-current available-for-sale financial assets	74.5	75.1
Total funds available to the Group	**366.9**	**338.1**

Cash flow from operating activities was EUR 155.9 million, slightly less than the previous year (2005: EUR 158.4 million). This difference resulted in particular from higher payments for income taxes.

Cash flow from investing activities of EUR -127.4 million registered a significant increase from the previous year (2005: EUR -82.8 million). Net payments for investments in tangible and intangible fixed assets rose from EUR -85.0 million to EUR -110.9 million.

Investment activities focused on the construction and technical installations for new folding carton plants as well as on technical modernizations and expansions.

The investment expenditures of MM Karton amounted to EUR 43.5 million (2005: EUR 35.5 million). Major projects concerned the replacement of the Yankee cylinder in the Eerbeek cartonboard mill, Netherlands, after an instance of insured damage in 2005, energy-related measures at the Gernsbach plant, Germany, as well as the water treatment plant of the Kolicevo cartonboard mill, Slovenia.

The investments of MM Packaging amounted to EUR 74.7 million, significantly above the expenditures of the previous year (2005: EUR 53.9 million). Emphasis was primarily on technical installations and constructions in connection with the newly erected rotogravure plants in Turkey, the Ukraine, and Germany as well as the purchase of state-of-the-art high-performance technology.

Cash flow from financing activities declined from EUR -40.6 million to EUR +1.0 million. This can be attributed in particular to the net inflow of funds related to the rise of financial liabilities at favorable interest rates.

SHARE REPURCHASE PROGRAM

Mayr-Melnhof Karton AG repurchased 10,500 own shares in the 2006 financial year. At the end of 2006, the Group held a total of 986,348 own shares, representing 8.2 % of share capital, which were purchased for EUR 54.5 million, including fees. As of December 31, 2006, the book value per share amounted to EUR 55.2.

share capital, which were purchased for EUR 54.5 million, including fees. As of December 31, 2006, the book value per share amounted to EUR 55.2.

FURTHER INFORMATION

As of January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the sole owner of the company.

In May 2006, MM Packaging became the 51 % majority shareholder in the folding carton company TEC MMP S.A.R.L., Sfax, Tunisia, which was established together with TEC S.A., a leading Tunisian packaging producer. As of July 1, 2006, TEC MMP S.A.R.L. has been included in the Group and the Division.

In May 2006, MM Packaging became the majority shareholder in the offset segment of Polygrafoformlenie, St. Petersburg, Russia with 50.05 %. First time consolidation in the Group and the Division has been effected as of October 1, 2006.

DEFINITION OF FINANCIAL INDICATORS

Operating margin

Operating profit divided by sales.

Return on capital employed

The sum of profit before tax and net interest (income) expenses divided by the average sum of total equity and net debt. The net debt is only included when current and non-current financial liabilities surmount the sum of cash and available-for-sale financial assets.

Net profit margin

Profit for the year divided by sales.

Cash earnings

Sum of profit for the year, depreciation and amortization, and deferred taxes.

Cash earnings margin

Cash earnings divided by sales.

Total equity to total assets

Total equity divided by total assets.

Return on equity

Profit for the year divided by the average total equity.

Net debt

Current and non-current financial liabilities less cash and available-for-sale assets in current and non-current assets.

All indicators were calculated exclusively on the basis of the information in the consolidated financial statements.

2.3.2. DIVISIONS

MM KARTON

In 2006, MM Karton was able to benefit from the improved economic situation in Europe and expanded market share. In the markets in the Near East, it was also possible to increase sales volume.

Due to another massive price increase in 2006 for energy and crude oil related input factors, it was necessary to raise cartonboard prices. However, the price adaptations could only be implemented slowly and in stages due to the excess of capacity in the industry. To support the price increase, the production at the Bulgarian mill MM Nikopol was taken downtime temporarily for almost the entire year. Supported by this measure and the improved market conditions, the average order backlog increased to approximately 89,000 tons (2005: 55,000 tons). In line with new production records at our high-performance mills, it was still possible to convert this strong order basis into new annual record levels in production and sales.

At 92 %, capacity utilization of MM Karton was the same as in the previous year (2005: 92 %). In addition to the shutdown in Nikopol, Bulgaria, a portion of the unused capacity can be attributed to the installation of a new Yankee cylinder at the Eerbeek mill, Netherlands, after an instance of insured damage in 2005 and the reintroduction of the mill to the market. Nevertheless, the production volume of 1,553,000 tons was still 1.6 % above the previous year (2005: 1,529,000 tons).

Procurement markets were significantly affected by a large price increase for energy, transport and other crude oil related input factors. However, the strategic raw material of recovered paper exhibited a largely stable trend.

Sales volume was improved by approximately 2 % or 29,000 tons to 1,542,000 tons. As a result of higher average prices, sales increased by 5.4 % disproportionately to the volume trend and reached EUR 808.8 million (2005: EUR 767.2 million). Approximately 73 % was earned in Western Europe, 15 % in Eastern Europe and 12 % in markets outside of Europe (2005: 72 %; 16 %; 12 %). MM Packaging is the largest customer of MM Karton with a delivery share of 223,000 tons of cartonboard (2005: 220,000 tons) or about 14 % (2005: about 15 %) of sales.

Operating profit rose by 5.2 % from EUR 61.8 million to EUR 65.0 million. As the increased cost burden from the second half of the year could not yet be significantly passed on via the sales prices, the operating margin remained at 8.0 % below the previous year's value (2005: 8.1 %). Return on capital employed amounted to 12.3 % (2005: 12.5 %). Cash earnings reached EUR 97.4 million (2005: EUR 99.2 million), with the cash earnings margin declining from 12.9 % to 12.0 %.

Based on the average number of employees, the produced annual tonnage per employee was increased from 511 tons in the previous year to 532 tons.

MM PACKAGING

Business development in cartonboard processing during 2006 was characterized by a consistent continuation of the growth course and a clear improvement in profit. Against the background of the noticeable upturn in demand, the folding carton plants enjoyed overall good capacity utilization during the course of the year. MM Packaging continued to succeed well in intense competition and expanded market share.

We greatly strengthened our presence in markets with interesting future potential both through additional acquisitions and new plant construction. With the completion and commissioning of the three new rotogravure plants in Trier (Germany), Cherkassy (the Ukraine), and Izmir (Turkey), a new highly competitive technological basis with important growth prospects was created at the right time and in locations close to the customers. Geographically, we have expanded our growth focus into the emerging region of North Africa with the acquisition of the majority share in a Tunisian folding carton producer. After purchasing the majority interest in the Russian folding carton manufacturer Polygraforformlenie, St. Petersburg, in May 2006, it was integrated rapidly into the Company's network and included in the consolidated results as of the 4th quarter of 2006.

Within division-wide programs, the focus on productivity and efficiency enhancements was once again accentuated, with the goal to further strengthen the competitiveness of MM Packaging.

Passing on the cartonboard price increase to the end customers has been a great challenge for MM Packaging since the start of the year.

Due to successful cooperation with international customers, the growth in high-yield segments, and significantly improved productivity, it was still possible to achieve considerable improvements in profit as well as in volume.

The tonnage processed increased by 6.5 % to approximately 538,000 tons (2005: 505,000 tons). In contrast, sales at EUR 821.6 million were only about 2.4 % above the previous year's level due to the discontinuation of a trading business. The share of sales in Western Europe amounted to 73 %, in Eastern Europe to 26 % and in markets outside of Europe to 1 % (2005: 75 %; 25 %; 0 %). Roughly 42 % of the sales were accounted for by the five largest customers (2005: roughly 45 %).

Operating profit could be increased by 18.6 % to EUR 93.6 million resulting in an operating margin of 11.4 % (2005: 9.8 %). The return on capital employed was at 28.6 % (2005: 32.9 %). Cash earnings increased from EUR 83.8 million to EUR 95.1 million improving the cash earnings margin from 10.4 % to 11.6 %.

Based on the average number of employees, the annual tonnage processed per employee was 114.3 tons, compared with 113.7 tons in the previous year.

3. HUMAN RESOURCES

Nearly 8,000 employees in 19 countries stand for the performance of the Mayr-Melnhof Group in the 2006 financial year. Their know-how and dedication are key factors for the long-term success of our Company.

The goal of our human resource strategy is to ensure conditions within a constantly growing international group under which our employees can fully utilize their talents and are willing to take over demanding duties with ever more competence. Leadership based on solidarity has always been the key management concept in our corporate culture, which is characterized by trust and aspiration to achieve peak performance. Subsidiarity and openness are the fundamental principles of our organization and ensure high flexibility both in the work organization and in the decision-making process. Subsequently, human resource issues in a narrower sense are handled by the individual companies, while Group-wide personnel development, executive management and general organizational matters are controlled centrally.

Our position as market leader is closely related to the aspiration for maximum competence and rapid Group-wide implementation of best practices. This permits to regularly bring even new acquisitions swiftly to the high Group-wide standards.

By specific directed training programs and international assignments we encourage our employees to develop top professional qualifications and personal skills. In this regard, the MM Academy was established in 2006 as a permanent institution for coordinating the cross-national and cross-sectoral training and development of our personnel. In addition to expanding specific technical know-how, the comprehensive training program focuses on language instruction and further development of social and managerial competence.

Our personnel planning actively takes into consideration demographic developments and the expected shortage in qualified workers. The education and promotion of young employees has therefore long been a high priority in the Mayr-Melnhof Group. At the end of 2006, 168 apprentices were in training. In addition, we also frequently bind the experience and knowledge of older employees to the Company over the long term on a project-specific basis.

Health and safety of our employees are of the highest priority to us. In this respect, we regularly provide precautionary examinations and occupational medical services as well as training on health and safety at the workplace.

High personal identification with the success of the Company and a high degree of commitment are key elements of our corporate culture. Results-oriented forms of compensation are therefore widespread throughout the Group and include both individual agreements and bonus systems for individual locations. This ensures that particular success and performance is rewarded.

EMPLOYMENT

As of December 31, 2006, the Mayr-Melnhof Group had 7,969 employees (December 31, 2005: 7,296). Of these, 2,848 worked in the division MM Karton (December 31, 2005: 2,994). At MM Packaging, the staff numbers increased from 4,302 as of December 31, 2005, to 5,121 at the end of 2006 as a result of the acquisitions in Russia and Tunisia as well as the commissioning of the three newly constructed rotogravure plants. About 77 % of the employees worked in Group companies outside of Austria. Eastern Europe and North Africa accounted for 28.1 % of the employees.

The Management Board would like to thank all employees, whose achievements and dedication made 2006 a very successful and profitable year for the Group. The Board also extends its gratitude to the staff representatives for their constructive and trustworthy cooperation.

4. RESEARCH & DEVELOPMENT

Cartonboard and folding cartons are modern, technologically mature products with a wide range of application possibilities that are aesthetically appealing for the presentation of consumer goods. Based on decades of experience and the focus on these product areas, the attractive product range produced by the Mayr-Melnhof Group with state-of-the-art technology satisfies the current demands of the market. The chief goal of our research and development work is to continually strengthen our competitiveness through ongoing performance, efficiency, and quality improvements in our products and production processes.

The requirements of the market on the properties of our products are constantly increasing and change at ever faster rates. For this reason, our development work relies on close cooperation with all partners in the supply chain. In addition, we work actively with the standardization and legislation bodies on the framing of future conditions. In this way, we ensure that our cartonboard and folding carton products best satisfy all requirements at an early stage.

Research and development is part of the strategic planning of the Mayr-Melnhof Group and is centrally controlled. Operational implementation is generally performed in a decentralized approach based on the respective segment by the specialists of the individual plants, with the focus on always ensuring efficient implementation of the development work. In the areas of basic research, we regularly cooperate with international research institutes and universities on a project-specific basis.

In 2006, the development focus of MM Karton was both on further optimization of the specific cartonboard properties such as smoothness, gloss, and whiteness as well as on a number of measures for stabilizing the already high quality level. In the area of special grades, development work was directed in particular towards cartonboard with a colored reverse side and special cartonboard for extreme climate conditions. Within the frame of the planned reorientation of the production in the Bulgarian cartonboard mill Nikopol, several test runs in the new application segment "plasterboard" were successfully performed. In addition, we were also successful in improving the production efficiency still further through optimizations in process control and in the formulations.

In terms of organization, the R&D activities of MM Karton are coordinated through the central laboratory at the Austrian mother mill in Frohnleiten.

In the area of cartonboard processing, our specialists in the various areas (packaging development, design, IT) are integrated into an innovation network. This allows satisfying the high requirements of our customers from the consumer goods industry in terms of both creative packaging differentiation and a short time to market for new concepts.

In line with the trend towards higher grade packaging and packaging effects, we develop innovative, customer-specific solutions with regard to appearance, tactile properties and function through the application of new materials and processing technologies.

Additional current R&D areas in cartonboard processing include the continuous improvement of user-friendliness and the handling properties for the consumers as well as reworking and optimizing traditional packaging systems (e.g. for cereals). In accordance with the increased demands by retailers for "shelf ready display" (referring to immediate sales presentation of the goods in the packaging), we have developed a broad spectrum of attractive display solutions.

Protective and safety functionality of packaging are becoming increasingly important, which is why we have significantly expanded our specific know-how in anti-counterfeiting systems as well as in "intelligent folding cartons" with indicator applications. In connection with the sustained trend towards promotions, we have also advanced our development of innovative application systems for promotion articles on folding cartons.

5. RISK

As an internationally active group, Mayr-Melnhof is exposed to a large number of risks. Within the framework of a Group-wide risk management system, we regularly perform a systematic identification of risks, analyze them for potential consequences and manage them on the basis of the Group risk policy. Through the concentration on our core business and many years of experience from our leading market position, we have created a solid basis for recognizing potential risks at an early point in time, assessing possible consequences and implementing adequate measures for preventing and dealing with risks. In accordance with our organizational principle of subsidiarity, management of operational risks is performed by the individual local companies in close cooperation with the central corporate departments. As a managing holding company, Mayr-Melnhof Karton AG performs Group-wide risk controlling. Due to the broad geographic spread of our plants, high flexibility in production and diversification of our sales segments, the entire Group is never subjected to specific production and market risks.

Risk prevention has the highest priority and is supplemented, whenever economic acceptable, by suitable safeguards and the Group's insurance program. The Group auditor regularly assesses the functioning of the risk management system and reports on this to the Supervisory and the Management Board.

MARKET

Market risks can arise in particular from the economic developments in the sales regions, since the demand for cartonboard and folding cartons is highly correlated to the overall economic performance. Excess capacities are reflected in sustained heavy competition.

Both in cartonboard production as well as in cartonboard processing, we supply a geographically broad spectrum of more than one thousand customers each. MM Packaging transacts roughly three-fourths of its sales with international or global consumer goods producers. However, the dependency on individual customers is considered manageable. Price fluctuations in the key input factors are taken into account within the framework of long-term delivery agreements.

The primary sales market for our products is the Euro region. The US dollar influences pricing particularly in several Central and Eastern European markets as well as in North Africa, Turkey, and Asia. In the Far East, massive new capacities were put into operation in recent years, which has significantly escalated the volume pressure on the cartonboard markets outside of Europe. Absorption of the new volumes introduced to the market is only taking place slowly, with the result that heavy competition in terms and conditions will continue in this region over the long term.

Cartonboard and folding cartons are industrial commodities that are subject to constant price pressure. Long-term competitiveness is therefore only possible through cost, service and competence leadership. The Mayr-Melnhof Group relies on continuous productivity and efficiency improvements in production as well as further development of products and services in line with market demands.

PROCUREMENT

Fibers, energy, and coating chemicals are the most important input factors in cartonboard manufacture. Their prices can be subject to high volatility. In order to compensate for short-term price peaks in the most important fiber material for MM Karton, recovered paper, we maintain strategic stocks and obtain part of our demand through longer-term delivery agreements. A broad European procurement basis as well as consistently increasing recycling levels in Europe should also ensure sufficient availability in the future.

The cartonboard mills largely use natural gas for generation of electrical energy and steam, whereby electrical energy is also procured externally. Energy prices are generally fixed for future periods. MM Karton concludes contracts with both national and international suppliers in accordance with availability and in consideration of the regulations in individual countries.

Cartonboard is by far the most important raw material in folding carton manufacture. Due to sufficient European capacities and several producers, a continuous supply is ensured for the plants.

In addition to energy, the Group is dependent on the development of the crude oil price in particular within the areas of chemicals, ink and varnish, logistics, and transport packaging.

The Group's procurement is centrally organized. Individual requirements are procured in a concentrated approach within specific product and service categories, which ensures continuing supply and price optimization.

In the event that increases in factor costs can no longer be compensated internally, timely adaptation of the sales prices is pursued.

OPERATING RISKS

Through operating on modern technology, regular maintenance and audits, we minimize the risk of equipment failures and guarantee continued operations. Longer production interruptions can generally be balanced out through replacement deliveries from other plants within the network.

FINANCIAL RISKS

Cash and liquidity management ensures that the Group possesses sufficient funds and immediately available credit facilities to meet liabilities and to finance further growth. Investments are primarily made in money market instruments and bonds with high credit ratings. Acquisitions and investments are constantly evaluated in terms of risk aspects and must satisfy clearly defined target rates of return.

The risk of default with regard to customer receivables is considered minimal based on the use of customer credit insurances, continuous credit rating assessments, and central working capital management.

Interest and foreign currency risks that arise from the international activity of the Group are systematically assessed and eliminated or hedged through the use of corresponding hedging instruments. In particular, foreign currency forwards, foreign currency option contracts and swaps are used here. The most important currencies hedged within the scope of foreign currency management are the British pound, the US dollar and the Swiss franc. In Eastern Europe, we pursue a strategy to limit currency risks particularly by matching currencies in business transactions. No derivative financial instruments are used for trading or speculation purposes.

The risk of a loss due to failure of a contract partner to fulfill his obligations from derivative financial instruments is insignificant. On the one hand, there exists the possibility of offsetting receivables and liabilities from a financial instrument; on the other hand, all contract partners are renowned international financial institutes with which the Group is engaged in ongoing business relationships. The Company considers the risk from failure of a contract partner to fulfill his obligations as minor.

OTHER RISKS

We address elevated environmental standards and statutory requirements through early awareness and cooperation in the relevant standardization and legislation bodies. Corresponding requirements are regularly taken into consideration and complied with in the processes and product parameters. In this regard, the necessary steps were taken in order to satisfy the requirements of the EU regulations in connection with "REACH" ("Registration, Evaluation and Authorisation of Chemicals") and "Traceability" ("mandatory traceability of all raw materials for packaging in contact with foods").

The risk of a long-term total failure of the central data processing is minimized through the installation of separate parallel systems.

Other risks can also apply to our business in addition to those listed. At the current time, however, such risks are not known or are considered negligible from our perspective.

In our view, the overall assessment of the risk situation indicates no risks that could endanger going concern of the Group.

6. ENVIRONMENT / SUSTAINABILITY

Sustainability and protection of the environment have always been an intrinsic part of the business activities of the Mayr-Melnhof Group. Cartonboard is produced primarily from renewable and recyclable raw materials and processed into attractive packaging that is introduced into the recycling system by consumers to an ever increasing extent. Sustained manufacturing according to the state-of-the-art and with the most efficient possible use of resources to create products with an attractive price / value ratio as well as low environmental impact and high safety is a strategic goal of the Company. In this way, we secure the future of the Group while also living up to our social responsibilities.

In accordance with our goal of cost leadership, we are constantly at work to improve the processes and resource utilization, whereby a consistent benchmarking process among our plants ensures that new optimization possibilities and findings can be rapidly implemented within the entire plant network. This allows us to continuously combine our business success with active concern for the environment. Through constant investments focused on the reduction of direct costs and the use of state-of-the-art technologies, we are able to take advantage of interesting future potentials in production as well as in the other stages both, upstream or downstream the supply chain.

Due to the consistent pursuit of this approach, the Mayr-Melnhof cartonboard mills already achieve top scores within the European industry for many of the specific consumption and emission values. Further improvements are therefore frequently possible only to a marginal extent or depend on new technological developments.

Quality management systems according to ISO 9000 are implemented throughout the Group. In addition, roughly half of the cartonboard production and already one fifth of the folding carton plants are also covered by environmental management systems according to ISO 14000. Regular recertification documents the continuous optimization process. With certified hygiene management systems according to the HACCP and BRC / IoP standards, the cartonboard mills as well as an increasing number of folding carton plants satisfy the high product safety standards of the food industry.

ENVIRONMENTAL PROTECTION MEASURES IN 2006

MM KARTON

The operational environmental management in the cartonboard segment primarily focused on the aspects of water and energy savings as well as waste and noise reduction in 2006.

Water:

Through reduction of the process water consumption, the cartonboard mills in Deisswil (Switzerland) and Eerbeek (Netherlands) were able to come closer to the best division-wide levels of specific water consumption. In addition, it was possible to achieve significant reductions in sanitary water use at several mills.

Energy:
Measures for energy savings involved modified process methods as well as new controls and regulation circuits and the replacement of old equipment. At the Frohnleiten mill, Austria, studies were performed for a new power station based on alternative energy from replacement fuels.

Waste:
A two-thirds reduction in the residual fibers was achieved by closing the cycle in the water treatment plant of the mill in Kolicevo, Slovenia.

Chemicals:
Thanks to automatic dosing systems as well as optimizations in the formulations, it was possible to reduce the use of resources and cut costs.

The carbon dioxide emissions certificates associated with the use of fossil energy were assigned to the mills in the EU in the previous year. As of December 31, 2006, the Group had sufficient emission rights available like in the previous year.

MM PACKAGING
Improvements in the division MM Packaging were achieved in particular by increasing the production and material efficiency.

7. MANDATORY DISCLOSURES ACCORDING TO THE TAKEOVER LAW REVISION ACT (ARTICLE 243a OF THE AUSTRIAN COMMERCIAL CODE)

7.1. Composition of capital, stock categories
Please refer to the information provided in the consolidated financial statements under Note 15 a).

7. 2. Restrictions concerning the voting rights and the transfer of shares
Approximately 60 % of the shares are held by the core shareholder families in a syndicate. A syndicate agreement exists, which regulates the transferability of the shares within the syndicate and to outside parties. Issues that concern the annual general meeting are decided by the syndicate with a simple majority. Alterations to the syndicate agreement require a three-fourths majority.

7.3. Direct or indirect participation in capital of at least 10 %
According to the information provided to the Company, the following participations in capital of at least 10 % existed as of the end of 2006:

CAMA Privatstiftung
MM Salzburg Privatstiftung

7.4. The owners of shares with special control rights and a description of these rights
There are no shares with special control rights.

7.5. The type of voting rights control for capital participation by employees, if they do not directly exercise the right to vote
No such capital participation model for employees exists.

7.6. The provisions for appointment and revocation of members of the Management Board and the Supervisory Board and regarding alteration of the Articles of Association of the Company that do not arise directly from the Act
No provisions of this type exist.

7.7. The authorizations of the members of the Management Board that do not arise directly from the Act, in particular with regard to the option of issuing or repurchasing shares
Please refer to the information provided in the consolidated financial statements under Note 15 a).

7.8. All significant agreements to which the Company is party and that take effect, are modified or terminated in the event of a change of control of the Company as a result of a takeover offer as well as their effects; excepted are agreements which would significantly damage the Company if made public, unless the Company is obligated to make such information public as a result of other statutory provisions
The protective clause with regard to publication of this information is invoked. The scope of the business in question is considered reasonable.

7.9. Existence and significant contents of compensation agreements between the Company and the members of its Management and Supervisory Boards or employees in the event of a public takeover offer
No agreements of this type exist.

8. SUBSEQUENT EVENTS

There have been no subsequent events after the balance sheet date.

9. OUTLOOK ON THE FINANCIAL YEAR 2007

This outlook refers to the Management's opinion on February 28, 2007 and does not reflect any effects of possible acquisitions, divestments or other structural changes within the year 2007. All preceding and following statements to the future are subject to both known and unknown risks as well as uncertainty factors, with the possibility that actual events may differ from statements made herein.

Against the background of the positive consumer sentiment in our primary European markets, we expect a continuation of the sound demand development for cartonboard and folding cartons during the first months of 2007.

Both MM Karton and MM Packaging experienced a generally positive order intake and good capacity utilization at the start of the year.

As a result of the continuous high cost burden from energy and transport, implementation of higher cartonboard prices as well as internal cost cutting programs have the highest priority within MM Karton. An initial indication of the scope of the cost compensation can be expected with the financial results for the first quarter of 2007. At the Bulgarian mill Nikopol, test runs for the production of plasterboard for the regional construction material industry are being continued.

At MM Packaging, the focus remains on gradually passing on the cartonboard price increase and implementing new productivity and efficiency improvements.

In procurement, sustained higher prices can be particularly expected for recovered paper in the coming months due to strong demand resulting from current economic conditions. The prices for natural gas and electricity have to date not followed the decline in the crude oil price.

Growth effects for 2007 are currently expected primarily from the capacity expansions at the newly built rotogravure plants and the recent acquisitions in Russia and Tunisia. The focus of our investment activities remains on projects for reducing direct costs with fast payback.

A profit estimate for 2007 is not possible at this time due to the limited forecast horizon.

Further growth is planned both through acquisitions and newly built production plants. Ensuring the sustained high level of profitability of the Group and keeping risks at a manageable level remain decisive criteria in this regard.

Vienna, February 28, 2007

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p.   Franz Rappold m.p.

REPORT OF INDEPENDENT AUDITORS

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Mayr-Melnhof Karton AG, Vienna, for the financial year from January 1, 2006 to December 31, 2006. These consolidated financial statements comprise the balance sheet as at December 31, 2006, and the income statement, the statement of changes in equity and the cash flow statement for the year ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements to ensure that these are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of December 31, 2006, and of its financial performance and its cash flows for the financial year from January 1, 2006 to December 31, 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, February 28, 2007

gmc-unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christoph ZIMMEL

Johannes THEISS

Austrian Chartered Accountants

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of EUR except share and per share data)	Notes	Year ended December 31, 2006	Year ended December 31, 2005
Sales		1,512,492.1	1,455,210.3
Cost of sales		(1,148,092.9)	(1,115,455.2)
Gross margin		**364,399.2**	**339,755.1**
Other operating income	5	17,687.3	11,737.5
Selling and distribution expenses		(149,720.0)	(137,457.8)
Administrative expenses		(71,547.3)	(71,724.8)
Other operating expenses	6	(2,200.5)	(1,654.7)
Operating profit		**158,618.7**	**140,655.3**
Financial expenses		(6,813.8)	(6,138.8)
Financial income		9,968.2	7,102.3
Share of profit (loss) of associated companies		(833.2)	1,253.3
Other income (expenses) - net	7	(613.8)	2,493.7
Profit before tax		**160,326.1**	**145,365.8**
Income tax expense	8	(51,930.4)	(50,546.6)
Profit for the year		**108,395.7**	**94,819.2**
Attributable to:			
Shareholders of the Company		105,599.4	92,512.6
Minority interests		2,796.3	2,306.6
Profit for the year		**108,395.7**	**94,819.2**
Earnings per share for profit attributable to the shareholders of the Company during the year:			
Basic average number of shares outstanding		11,017,772	11,024,152
Basic earnings per share		**9.58**	**8.39**
Diluted average number of shares outstanding		11,017,772	11,024,152
Diluted earnings per share		**9.58**	**8.39**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of EUR)	Notes	December 31, 2006	December 31, 2005
ASSETS			
Property, plant and equipment	9	588,456.7	531,137.0
Investment property	9	2,067.1	2,221.2
Intangible assets including goodwill	9	53,791.6	36,515.0
Investments in associated companies	10	187.9	187.9
Available-for-sale financial assets	10	74,507.6	75,094.0
Other financial assets	10	14,663.7	18,136.9
Deferred income taxes	8	16,764.1	19,514.2
Non-current assets		**750,438.7**	**682,806.2**
Inventories	12	202,426.5	174,335.1
Trade receivables	13	199,673.1	177,154.6
Income tax receivables		16,133.6	14,532.3
Prepaid expenses and other current assets	14	34,875.1	34,535.8
Cash and cash equivalents		292,427.2	262,993.8
Current assets		**745,535.5**	**663,551.6**
TOTAL ASSETS		**1,495,974.2**	**1,346,357.8**
EQUITY AND LIABILITIES			
Share capital	15	87,240.0	87,240.0
Additional paid-in capital		169,213.4	169,213.4
Treasury shares	15	(54,477.3)	(53,100.8)
Retained earnings	15	623,189.5	546,252.9
Other reserves	15	3,504.4	7,848.1
Equity attributable to shareholders of the Company		**828,670.0**	**757,453.6**
Minority interests		28,023.5	12,230.5
Total equity		**856,693.5**	**769,684.1**
Interest bearing financial liabilities	16	115,701.4	96,695.5
Financial lease liabilities	16	1,825.5	2,032.5
Provisions for other non-current liabilities and charges	17	82,300.1	83,021.2
Deferred income taxes	8	45,841.8	45,969.9
Non-current liabilities		**245,668.8**	**227,719.1**
Interest bearing financial liabilities	16	98,828.0	80,537.5
Financial lease liabilities	16	685.0	7,031.7
Liabilities and provisions for income tax	18	22,419.5	26,012.9
Trade liabilities	19	158,432.0	123,641.1
Deferred income and other current liabilities	20	37,918.2	39,887.4
Provisions for other current liabilities and charges	21	75,329.2	71,844.0
Current liabilities		**393,611.9**	**348,954.6**
Total liabilities		**639,280.7**	**576,673.7**
TOTAL EQUITY AND LIABILITIES		**1,495,974.2**	**1,346,357.8**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings
		Equity attributable to shareholders			
Balance at January 1, 2005		**87,240.0**	**169,213.4**	**(53,100.8)**	**496,734.5**
Profit for the year					92,512.6
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets					
Foreign currency translation differences					
Net profit (loss) from derivative financial instruments					
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**92,512.6**
Dividends paid					(42,994.2)
Acquisitions and disposals of businesses					
Treasury shares at cost					
Balance at December 31, 2005		**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**
Profit for the year					105,599.4
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets	15				
Foreign currency translation differences	15				
Net profit (loss) from derivative financial instruments	15				
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**105,599.4**
Dividends paid	15				(28,662.8)
Acquisitions and disposals of businesses					
Treasury shares at cost				(1,376.5)	
Balance at December 31, 2006		**87,240.0**	**169,213.4**	**(54,477.3)**	**623,189.5**

The accompanying notes are an integral part of these consolidated financial statements.

of the Company

Profit (loss) directly recognized in equity						
Valuation of available-for-sale financial assets	Derivative financial instruments	Foreign currency translation	**Other reserves**	**Total**	Minority interests	**Total equity**
1,728.8	**(138.6)**	**2,075.0**	**3,665.2**	**703,752.3**	**12,228.2**	**715,980.5**
			0.0	92,512.6	2,306.6	94,819.2
(426.2)			(426.2)	(426.2)	(0.4)	(426.6)
		4,533.4	4,533.4	4,533.4	82.2	4,615.6
	75.7		75.7	75.7		75.7
(426.2)	**75.7**	**4,533.4**	**4,182.9**	**4,182.9**	**81.8**	**4,264.7**
0.0	**0.0**	**0.0**	**4,182.9**	**96,695.5**	**2,388.4**	**99,083.9**
			0.0	(42,994.2)	(2,403.4)	(45,397.6)
			0.0	0.0	17.3	17.3
			0.0	0.0		0.0
1,302.6	**(62.9)**	**6,608.4**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
			0.0	105,599.4	2,796.3	108,395.7
(692.8)			(692.8)	(692.8)	8.3	(684.5)
		(3,713.8)	(3,713.8)	(3,713.8)	(65.1)	(3,778.9)
	62.9		62.9	62.9		62.9
(692.8)	**62.9**	**(3,713.8)**	**(4,343.7)**	**(4,343.7)**	**(56.8)**	**(4,400.5)**
0.0	**0.0**	**0.0**	**(4,343.7)**	**101,255.7**	**2,739.5**	**103,995.2**
			0.0	(28,662.8)	(2,248.3)	(30,911.1)
			0.0	0.0	15,301.8	15,301.8
			0.0	(1,376.5)		(1,376.5)
609.8	**0.0**	**2,894.6**	**3,504.4**	**828,670.0**	**28,023.5**	**856,693.5**

CONSOLIDATED CASH FLOW STATEMENTS

(all amounts in thousands of EUR)	Notes	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit for the year		108,395.7	94,819.2
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Income tax expense	8	51,930.4	50,546.6
Depreciation and amortization of property, plant and equipment, and intangible assets	9	81,685.8	86,909.9
Gains (losses) from disposals of property, plant and equipment, and intangible assets	5	(5,080.9)	(2,039.1)
Gains (losses) from disposals of available-for-sale and other financial assets		14.2	(115.9)
Interest income		(9,968.2)	(6,986.4)
Interest expense		6,799.6	6,138.8
Share of profit (loss) of associated companies		833.2	(1,253.3)
Other		(907.2)	1,348.3
Changes in working capital:			
Inventories		(21,104.3)	(2,863.6)
Trade receivables		(17,049.8)	(19,912.2)
Prepaid expenses and other current assets		947.2	2,033.4
Trade liabilities		20,086.9	9,326.7
Deferred income and other short-term liabilities		(9,176.7)	(8,113.7)
Provisions for other short-term liabilities and charges		3,208.3	(8,632.8)
Changes in working capital		**(23,088.4)**	**(28,162.2)**
Cash flow provided by operating activities excluding interest and taxes paid		**210,614.2**	**201,205.9**
Income taxes paid		(54,706.3)	(42,800.3)
Net cash provided by operating activities		**155,907.9**	**158,405.6**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from disposals of property, plant and equipment, and intangible assets		7,249.2	4,480.2
Purchases of property, plant and equipment, and intangible assets		(118,177.7)	(89,444.0)
Acquisitions of companies or businesses, net of cash and cash equivalents of acquired companies (2006: thous. EUR 9,374.3; 2005: 0.0)	4	(27,798.8)	(5,232.3)
Proceeds from disposals of available-for-sale and other financial assets		6,478.0	3,020.2
Purchases of available-for-sale and other financial assets		(4,289.4)	(2,218.5)
Dividends received		342.3	357.3
Interest received		8,834.9	6,269.6
Net cash used in investing activities		**(127,361.5)**	**(82,767.5)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Interest paid		(6,581.3)	(5,970.8)
Issuances of interest bearing financial liabilities		71,870.8	31,713.7
Repayments of interest bearing financial liabilities		(31,977.1)	(20,927.1)
Treasury shares	15	(1,376.5)	0.0
Dividends paid to the shareholders of the Company	15	(28,662.8)	(42,994.2)
Dividends paid to minority interests		(2,248.3)	(2,403.4)
Net cash used in financing activities		**1,024.8**	**(40,581.8)**
Effect of exchange rate changes on cash and cash equivalents		(137.8)	355.1
Net increase in cash and cash equivalents		**29,433.4**	**35,411.4**
Cash and cash equivalents at the beginning of the year		**262,993.8**	**227,582.4**
Cash and cash equivalents at the end of the year		**292,427.2**	**262,993.8**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) GENERAL EXPLANATIONS

THE MAYR-MELNHOF GROUP

Mayr-Melnhof Karton AG and its subsidiaries ("the Group") are primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group is divided into two operating segments (see Note 24): Mayr-Melnhof Cartonboard ("MM Karton") and Mayr-Melnhof Packaging ("MM Packaging"). MM Karton manufactures and markets numerous grades of cartonboard, concentrating on cartonboard produced predominantly from recovered paper. MM Packaging converts cartonboard into industrial printed folding cartons mainly for food (e.g. cereals, dried foods, sugar, confectionary and baked products), other consumer goods (e.g. cosmetics and toiletries, detergents, household articles, and toys), and into cigarette packaging as well as high-grade confectionary packaging.

The parent company of the Group is Mayr-Melnhof Karton AG, located at Brahmsplatz 6, 1041 Vienna, Austria.

BASIC ACCOUNTING PRINCIPLES

The consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS" and "IAS", respectively) as adopted by the International Accounting Standards Board ("IASB") and the respective interpretations as adopted by the Standing Interpretations Committee ("SIC") and by the International Financial Reporting Interpretations Committee ("IFRIC").

There are no further liabilities or claims with regards to third parties other than those which have been recorded in the consolidated financial statements and notes thereto.

The preparation of consolidated financial statements and the notes thereto in accordance with generally accepted accounting and recognition standards of IFRS is performed by making estimates and assumptions for certain items, which affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates and assumptions.

All amounts herein, except share data and per share amounts, are specified in thousands of Euro unless otherwise stated.

B) CONSOLIDATION PRINCIPLES AND CONSOLIDATION METHODS

The consolidated financial statements and notes thereto include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority-owned subsidiaries, except where control is temporary or does not reside within the Group. Minority interest represents minority shareholders' proportionate share of the equity and profit in several majority-owned subsidiaries of the Company. Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies generally when the Group holds at least 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained, are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

According to IFRS 3 "Business Combinations" all acquisitions of companies and businesses shall be accounted for using the purchase method. Thereby, the cost of the acquired interest is offset against the acquirer's interest in equity at the acquisition date. Any difference between the cost of acquisition and the acquirer's interest in equity shall be allocated to the respective identifyable assets and liabilities of the acquired company or business irrespective of the percentage of the interest acquired. Accordingly, the interest of the remaining shareholders shall be recognized at fair value of their interest in equity. A remaining excess of the purchase price over the fair value of the equity interest acquired shall be capitalized as goodwill. Negative goodwill shall be recognized immediately in the income statement.

C) ACCOUNTING AND RECOGNITION PRINCIPLES

During preparation of the consolidated financial statements and notes, relevant amendments of existing IAS, IFRS and interpretations as well as newly enacted IFRS and IFRIC interpretations, as published in the Official Journal of the European Union until December 31, 2006, have been taken into consideration.

In this context, IFRS 6 "Exploration for and evaluation of mineral ressources", IFRIC 4 "Determining whether an arrangement contains a lease", IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", amendments to IAS 19 "Employee benefits" (Actuarial Gains and Losses, Group Plans and Disclosures), and amendments to IAS 39 "Financial Instruments: Recognition and Measurement" (Cash Flow Hedge Accounting) are concerned. Furthermore, the amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and to IFRS 4 "Insurance Contracts - Financial Guarantee Contracts" as well as IFRIC 6 "Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronical Equipments" and amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation" have been adopted and have come into effect.

These amendments and revised and / or superseded standards, respectively, have not shown significant impact on the Group's financial statements and financial position.

Amendments accepted and ratified by the EU to existing or newly issued standards and interpretations, which have been released up to and including December 31, 2006, but have not come into effect so far, have not been applied earlier. In this context, IFRS 7 "Financial instruments: Disclosure", can be mentioned which provides further reporting obligations concerning meaning, as well as nature and scope of risks in combination with financial instruments. IAS 1 "Presentation of Financial Statements - Capital Disclosures" introduces disclosure requirements for objectives, methods and processes in capital management. The following newly adopted interpretations should be mentioned: IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies", IFRIC 8 "Scope of IFRS 2", and IFRIC 9 "Reassessment of Embedded Derivatives".

From these amendments and revised and / or and superseded standards, respectively, no significant impact on the Group's financial statements and financial position is expected.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate part of shareholders' equity. Transaction profit and loss resulting from foreign currency translations are included in the results from operations as incurred.

Exchange differences arising on monetary items that form part of a net investment in a foreign operation are recognized initially in accordance with IAS 21.32 as a separate component of equity and recognized in profit or loss upon disposal of the net investment.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparation of the consolidated financial statements and notes thereto were as follows:

Currency:		**Exchange rate at December 31, 2006 1 EUR =**	Exchange rate at December 31, 2005 1 EUR =	**Annual average exchange rate 2006 1 EUR =**	Annual average exchange rate 2005 1 EUR =
Bulgaria	BGN	1.96	1.96	1.96	1.96
Czech Republic	CZK	27.49	29.00	28.32	29.84
Denmark	DKK	7.46	7.46	7.46	7.45
Great Britain	GBP	0.67	0.69	0.68	0.68
Hungary	HUF	251.77	252.87	262.89	248.34
Poland	PLN	3.83	3.86	3.90	4.02
Romania	RON	3.38	3.68	3.52	3.65
Russia	RUB	34.68	33.92	34.14	35.25
Slovenia	SIT	239.64	239.50	239.59	239.58
Switzerland	CHF	1.61	1.56	1.57	1.55
Tunisia	TND	1.71	1.61	1.67	-
Turkey	TRY	1.86	1.59	1.78	1.67
Ukraine	UAH	6.65	5.97	6.32	6.38

REVENUE RECOGNITION

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expenses.

EARNINGS PER SHARE

Earnings per share is calculated in accordance with IAS 33 "Earnings per Share". The standard requires the calculation of two key figures, basic and diluted earnings per share. Basic earnings per share is calculated by dividing profit or loss attributable to the shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. Neither as of December 31, 2006, nor as of December 31, 2005, there are any exercisable or outstanding options.

RESEARCH AND DEVELOPMENT COSTS

Research costs are recognized as expense as incurred. Development costs are capitalized only after the following criteria can be verified and are met cumulatively: It has to be possible among other criteria to use or sell internally generated intangible assets and additionally, future economic benefits for the Group have to be achieved. Neither as of December 31, 2006, nor as of December 31, 2005, development costs have been capitalized.

INTANGIBLE ASSETS INCLUDING GOODWILL

Acquired intangible assets, which are determined to have a definite useful life including licenses, patents, concessions, trademarks, and assets regarding customer relationship are capitalized at cost and amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Acquired intangible assets, which are determined to have an indefinite useful life are not amortized but tested for impairment on an annual basis.

According to IFRS 3 "Business Combinations", goodwill is not amortized, but tested for impairment on an annual basis. The recoverability evaluation of goodwill is performed at least annually or when it is evident that an impairment exists. Such impairment test is conducted on the operating segment level. In this context, the fair value of the operating segment is compared to its carrying amounts including goodwill. The fair value of the operating segment is determined by assessing the present value of the estimated future cash flows. If the fair value of the operating segment is less than its carrying amount, the difference is recognized as an impairment loss.

Neither in 2006 nor in 2005 goodwill has been amortized as a result of an impairment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation. Therefore, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50 years
Technical equipment and machines	8–15 years
Other equipment, fixtures and fittings	4–10 years

It is the policy of the Group to capitalize renewal investments and leasehold improvements. Generally, costs resulting in a prolongation of utilization or in an increase in future utilization of assets are capitalized. Current cost of maintenance and repairs is recognized as expense as incurred.

The option of IFRS 1, to measure certain items of property, plant and equipment at fair value as deemed cost, has not been exercised by the Group.

The cost of internally generated assets includes the respective direct costs as well as directly attributable material and manufacturing overhead costs including depreciation.

INVESTMENT PROPERTY

The Group holds investment property, which is disclosed and reported separately and recognized at depreciated cost. Investment property concerns land and buildings mainly held to achieve rental income. Additionally, this property is not used in the production or for administration or selling purposes.

LEASES

The Group is exclusively lessee in lease transactions. As far as the Group substantially bears all the risks and rewards incidental to the ownership of the asset, thereby being considered as beneficial owner ("Financial lease"), the asset is recognized under non-current assets at the present value of the non-cancellable minimum lease payments, recording a corresponding lease obligation as liability. For all remaining lease transactions ("Operating lease"), the lease-related payments are recognized as expense as incurred.

IMPAIRMENT OF NON-CURRENT-ASSETS

A recoverability evaluation of non-current assets is performed as soon as events that have occurred and circumstances that have changed, indicate that the carrying amount of an asset or a group of assets exceeds its recoverable amount. In such a case, the carrying amount of the asset or the group of assets is compared with the higher of its sales revenue or its present value of estimated future cash flows. In case that the reasons for an impairment no longer exist, a revaluation has to be conducted. Goodwill and intangible assets with indefinite useful lives are not amortized but annually tested for impairment in accordance with IAS 36.

INVESTMENTS IN ASSOCIATED COMPANIES

Material investments, in which the Company has a significant influence, have to be accounted for using the equity method. In general, the accounting principles as stated in this section are also applied for investments in associated companies.

MARKETABLE SECURITIES

Marketable securities have been classified as "available-for-sale" and are carried at fair value. The corresponding unrealized profit and loss, if it does not represent a permanent loss, is directly recognized in equity, net of deferred income taxes.

OTHER FINANCIAL ASSETS

Other financial assets comprise investments in non-consolidated subsidiaries, other investments, loans to third parties and other financial investments. Investments in non-consolidated subsidiaries and other investments are in fact held as available-for-sale, but in general these investments are recognized at cost, as no active market exists for these investments and the respective fair values can not be reliably measured within an economically justifiable period of time. In case of an indicated lower fair value, this value is recorded. Loans to third parties are measured at cost less accumulated depreciation, whereas non-interest and low-interest-bearing loans are recognized at present value. All remaining other investments are impaired in case of a permanent reduction in value. In case that the reasons for impairment no longer exist, a revaluation has to be conducted.

DEFERRED TAXES

Deferred tax assets and liabilities are accounted for in accordance with IAS 12 "Income Taxes" for all temporary differences between the tax bases of existing assets and liabilities and their value in the financial statements. In this context, those enacted statutory tax rates have to be applied, which are applicable in future periods in which these differences will be reversed. Permanent differences are not included in the calculation of deferred taxes. Furthermore, deferred tax assets are recorded for those tax loss carryforwards which can be utilized. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income tax expense in the period of a tax rate change. If realization of deferred tax assets becomes improbable, a valuation allowance will be recorded.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine purchase and / or manufacturing costs of raw materials, manufacturing and operation supplies and goods for resale a weighted average price method is applied. Work in process and finished goods are recorded including material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and sales activity.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets are accounted for at par value less bonuses, discounts, and allowances.

EMISSION RIGHTS

In the course of the implementation of the Kyoto Protocol, the Directive 2003 / 87 / EC came into force within the European Union as from January 1, 2005, onwards. Based on this directive, the Group is obliged to redeem specified emission rights for incurred carbon dioxide emissions during cartonboard production. These emission rights have been allocated to the Group's respective production sites for a three years period beginning January 1, 2005, until December 31, 2007, free of charge.

As IFRIC 3 "Emission Rights" has been withdrawn by the IASB, definite regulations concerning the accounting treatment of emission rights are missing, therefore these emission rights are recognized in accordance with IAS 38 "Intangible Assets" as intangible assets in "Prepaid expenses and other current assets", measured at cost amounting to zero as the rights have been allocated free of charge. If effective carbon dioxide emissions exceed the number of existing emission rights during the reporting period at the balance sheet date, a provision for these missing emission rights in the amount of their market value has to be accounted for. As of December 31, 2006 and 2005, respectively, the Group has sufficient emission rights available.

Accordingly, only expenses from the utilization of acquired emission rights and income from the sale of redundant emission rights are recorded in the income statement.

CASH AND CASH EQUIVALENTS

Means of payment include cash and cash equivalents, cheques, and deposits at financial institutions. Means of payment denominated in foreign currencies are translated into Euro using the exchange rate in effect at the balance sheet date.

CONCENTRATION OF FINANCIAL RISK

Financial instruments, which could potentially subject the Group to financial risk, are primarily cash equivalents, securities, and trade accounts receivable. It is Group's policy to place its cash and cash equivalents and investments in high quality securities or the money market. The Group's trade accounts receivables are generated from a broad and diversified group of customers. The monitoring of financial risk arising from customer bad debt is performed by ongoing credit rating assessments. Additionally, the Group concludes credit insurance contracts in order to cover certain potentially uncollectible receivables. Furthermore, the Group makes allowances for losses based upon the expected collectible amount of all trade accounts receivable.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". According to IAS 39, all derivative financial instruments are recognized at market value as assets or liabilities. Profit and loss resulting from changes in the fair value of derivative instruments is either recognized in profit or loss in the income statement or in profit or loss directly recognized in equity, depending on the intended use of the derivative and the compliance with certain requirements. In case of a Fair Value Hedge, the change in fair value is recognized in profit or loss as incurred by compensating the effect on profit or loss with a corresponding measurement of the underlying transaction. In case of a Cash Flow Hedge, the effective portion of the change in fair value is recognized directly in equity. Inefficiencies, classified as a non-complete hedge of the underlying instrument by the derivative instrument, are of insignificant importance for derivative instruments classified as Fair Value or Cash Flow Hedge.

PROFIT OR LOSS DIRECTLY RECOGNIZED IN EQUITY

In this position, certain changes not affecting profit or loss are recognized: Differences arising from foreign currency translation, unrealized profit and loss from fair value changes of marketable securities, changes in the fair value of derivative financial instruments determined to be an effective Cash Flow Hedge transactions, including the respective deferred income taxes are directly recognized in equity.

OTHER NON-CURRENT PROVISIONS

Defined benefit pension obligations and other benefits related to severance obligations are valued in accordance with IAS 19 using the projected unit credit method. The present value of defined benefit obligations is calculated based on the years of service, the anticipated development of the employee's compensation as well as contractual and statutory enacted pension revaluation requirements. Actuarial gains and losses are recognized in profit or loss in accordance with IAS 19 using the corridor approach. Surpluses from pension funds are recorded in other non-current assets.

Provisions for anniversary bonuses are accrued for non-current obligations against employees related to the number of years of their service based on collective or plant bargaining agreements.

Provisions for pre-retirement programs are accrued upon conclusion of individual contractual agreements as well as for probable pre-retirement agreements in the future, if employees have the right to participate in pre-retirement programs based on plant bargaining agreements or collective agreements.

OTHER PROVISIONS

Other provisions are accounted for in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 19 "Employee Benefits", respectively. Provisions are recognized when the Group has a present legal or factual obligation as a result of a past event, the settlement of which is expected to result in an outflow of resources embodying economic benefits. If material, non-current provisions are discounted using the present value method.

For the calculation of other provisions, particularly for warranty costs and losses from uncompleted contracts, the Group accounts for all cost components which are used for the calculation of inventories.

Provisions for restructuring costs are recognized when a detailed formal plan for the restructuring process has been approved and the management has either started its implementation or its public announcement.

LIABILITIES

Non-current liabilities including financial liabilities are measured at amortized cost unless they are designated as the underlying item in a Fair Value Hedge. Current liabilities are stated at cost, which is the consideration to be paid. Financial lease liabilities are recognized at their present value.

(2) KEY ASSUMPTIONS ENTAILING A CONSIDERABLE RISK OF A CHANGE IN VALUE

The consolidated financial statements and notes thereto include the following material items for which the determination of their carrying amounts is highly dependent on the underlying assumptions:

PROVISIONS FOR PENSIONS AND SEVERANCE PAYMENTS

The actuarial calculation of pension and severance obligations is based on assumptions about discount rates used, expected return on plan assets, future changes in salaries and probable life expectancies. Actual outcomes can be different from these assumptions due to changes in the economic environment and market conditions.

IMPAIRMENT OF LONG-LIVED ASSETS

Goodwill and other intangible assets are reviewed for impairment annually. In the course of these impairment reviews the evaluation of long-lived assets is also based on budget assessments of market or company specific discount rates, expected annual growth rates and currency exchange rates. The assumptions involved in these calculations may change and cause an impairment loss in future periods.

PROVISIONS FOR LITIGATIONS

The outcome of litigations in progress can not be anticipated with certainty. The Group recognizes adequate provisions if reasonable assessments can be made. The actual outcomes of litigations may differ from these assessments.

PROVISIONS FOR RESTRUCTURING COSTS

The calculation of provisions for restructuring costs is based on assumptions about termination of contracts, staff redundancies or pension payments. The actual amounts to be considered may deviate from these assumptions.

REALIZATION OF DEFERRED TAX ASSETS

Deferred taxes are calculated by applying enacted statutory tax rates applicable for future years on temporary differences as well as by evaluating the capacity of future taxable income. Potential tax rate changes or future taxable income which differs from the assumptions may result in the fact that the realization of deferred tax assets becomes improbable and consequently a valuation allowance of the respective assets has to be recorded.

USEFUL LIFE OF LONG-LIVED ASSETS

Property, plant and equipment, and acquired intangible assets are stated at cost and are amortized on a straight-line basis over their estimated useful lives. The estimation of the useful lives is based on assumptions about wear and tear, ageing, technical standards, contract periods and changes in demand. Changes in these factors may cause a reduction of the useful life of the asset. This would result in a higher depreciation or amortization of the remaining carrying amount over the remaining shorter useful life and a higher annual depreciation and amortization expense.

(3) FINANCIAL RISK MANAGEMENT

The Group is subject to various financial risks arising from its operating activities and the structure of its financing. These financial risks are primarily comprised of the credit risk, liquidity risk, currency risk, and the risk of interest rate changes. These risks are mitigated using a centralized risk management which is applied throughout the Group.

The identification, analysis and evaluation of the financial risks as well as the decisions concerning the application of financial instruments in order to manage these risks are taken by the Group's headquarters. The financial instruments are classified into primary and derivative financial instruments. The primary financial instruments of the Group are comprised of cash and cash equivalents, securities, receivables, current and non-current interest bearing financial liabilities, other liabilities and provisions for other liabilities and charges.

CREDIT RISK

The credit risk represents the risk arising from a non-fulfilment of contractual obligations by business partners which may result in losses. The immanent risk of default of business partners resulting from the underlying transaction is widely hedged by credit risk insurance as well as by bank guarantees and letter of credits, if applicable. The criteria to be applied for credit ratings are defined based on contractual agreements with credit insurance institutions as well as stipulated by internal guidelines.

The credit and default risks are continuously monitored, incidental and identifiable risks are provided for by recording appropriate allowances or provisions. For the assessment of the overall risk, existing insurance coverage, possible guarantees, and letter of credits are taken into consideration. As a result of the broad and diversified customerbase, a concentrated risk of default does not exist.

LIQUIDITY RISK

The liquidity risk is referred to as the risk to raise the required means of payment at any time in order to settle the amounts payable in due course. Based on a well timed liquidity management, sufficient cash and cash equivalents as well as current and non-current credit lines are available to the Group's subsidiaries. Consequently, liquidity risk is categorized as low.

CURRENCY RISK

The currency risk represents the risk arising from changes in the value of financial instruments due to fluctuations in exchange rates. This risk especially exists, if business transactions are denominated and settled in currencies other than the Euro. The Group uses foreign exchange forward and foreign exchange option contracts in order to reduce its currency risks.

As of the balance sheet date, the interest-bearing financial liabilities are predominantly denominated in Euro. Therefore, no significant currency risk concerning these liabilities exists.

INTEREST RATE RISK

The interest rate risk is referred to as the risk arising from changes in the value of financial instruments due to fluctuations of market interest rates. It comprises the interest rate related price risk for fixed interest bearing financial instruments and the settlement risk of variable interest bearing financial instruments. The Group is predominately financed by variable interest bearing financial liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group mainly applies derivative financial instruments to mitigate the risks from exchange rate and interest rate changes. In this context, the Group uses foreign exchange forward and foreign exchange option contracts in order to mitigate the effects of current exchange rate fluctuations and interest rate swap agreements in order to mitigate the current market interest rate risk. All counterparties in these transactions are reputable financial institutions with whom the Group conducts business on a regular basis. Accordingly, the Group considers the corresponding risk of default and related losses as being remote.

FAIR VALUES

In the consolidated balance sheet, the amounts recorded for trade and other receivables, current liabilities as well as cash and cash equivalents approximate substantially their fair values due to the short-term nature of these items. The amounts recorded for interest-bearing financial liabilities basically correspond to their present values.

(4) SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

A) ACQUISITIONS, DISPOSITIONS AND FORMATIONS IN 2006

ACQUISITIONS

In May 2006, the division MM Packaging acquired the controlling interest in the leading Russian packaging producer Polygrafoformlenie in St. Petersburg, Russia, for thous. EUR 24,969.9. In the course of this transaction the division acquired a direct interest of 50.05 % in MM Polygrafoformlenie Limited, Cyprus, as well as indirectly in Herakles LLC, Polygrafoformlenie MM Assets LLC, and Polygrafoformlenie OFSET XXI vek LLC. In this context, a preliminary goodwill in the amount of thous. EUR 13,659.4 was recorded. Concerning the acquisition of the remaining minority interest of 49.95 %, both the division MM Packaging and the minority shareholder have an irrevocable option with the earliest possible exercise dates being May 2010 (call option) and May 2008 (put option), respectively. Exercising these options depends on certain conditions precedent. From October 1, 2006 on, the results of operations have been included in the Group's and divisional consolidated statements of income.

The contractual right to purchase the remaining minority interest in an entity granted to the seller by the acquirer in the course of the acquisition of a controlling interest in the entity is deemed to be a financial instrument ("puttable instrument" according to IAS 32 "Financial Instruments: Disclosure and Presentation"). Due to the fact that the fair value of this contractual right cannot be measured reliably at the balance sheet date, it is not accounted for as a financial instrument. The minority interest in the acquired entity is accounted for as a component of consolidated total equity until further notice.

A condensed balance sheet according to IFRS as of October 1, 2006, includes the following:

Condensed balance sheet information

(in thousands of EUR)	October 1, 2006
Property, plant and equipment	25,116.2
Goodwill	13,659.4
Deferred income taxes	546.7
Other current assets	16,704.0
Total assets	**56,026.3**
Equity attributable to equity holders of the Company	24,969.9
Minority Interest	11,287.9
Non-current liabilities	3,348.4
Deferred income taxes	929.5
Current liabilities	15,490.6
Total equity and liabilities	**56,026.3**

In May 2006, the division MM Packaging acquired an interest of 51 % in TEC MMP S.A.R.L., located in Sfax, Tunisia, for thous. EUR 4,981.5, which has been founded jointly with TEC S.A., the leading Tunisian packaging producer. Concerning the acquisition of the remaining minority interest of 49 %, both the division MM Packaging and the minority shareholder have an irrevocable option with the earliest possible exercise dates being May 2016 (call option) and May 2009 (put option), respectively. Exercising these options depends on certain conditions precedent. From July 1, 2006 on, the results of operations have been included in the Group's and divisional consolidated statements of income.

The contractual right to purchase the remaining minority interest in an entity granted to the seller by the acquirer in the course of the acquisition of a controlling interest in the entity is deemed to be a financial instrument ("puttable instrument" according to IAS 32 "Financial Instruments: Disclosure and Presentation"). Due to the fact that the fair value of this contractual right cannot be measured reliably at the balance sheet date, it is not accounted for as a financial instrument. The minority interest in the acquired entity is accounted for as a component of consolidated total equity until further notice.

A condensed balance sheet according to IFRS as of July 1, 2006, includes the following:

Condensed balance sheet information

(in thousands of EUR)	July 1, 2006
Property, plant and equipment	8,246.6
Current assets	8,516.5
Total assets	**16,763.1**
Equity attributable to equity holders of the Company	4,981.5
Minority Interest	4,786.2
Current liabilities	6,995.4
Total equity and liabilities	**16,763.1**

On January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the single owner of the company. In this context, a goodwill was recorded in the amount of thous. EUR 4,709.7.

DISPOSITIONS

By the end of June 2006, the division MM Packaging completed the closure of MM Packaging Hungária Kft. and sold its 100 % interest by realization of the remaining real estate. This transaction resulted in a pre-tax gain after deduction of closure costs amounting to thous. EUR 3,259.8 which is included in "Other Operating Income" (see Note 5).

FORMATIONS

In April 2006, the division MM Karton formed the trading company Mayr-Melnhof Mediterra SARL located in Tunis, Tunisia.

In December 2006, the division MM Karton formed the company CartPrint Insurance AG located in Vaduz, Liechtenstein.

B) FORMATIONS AND CLOSURES IN 2005

FORMATIONS

In June 2005, the division MM Packaging formed the company Mayr-Melnhof Gravure GmbH located in Trier, Germany.

CLOSURES

In Germany, production has been shut down on the smallest German site, MM Packaging Behrens GmbH & Co KG Berlin.

In France, the production of MM PACKAGING France S.A.S. at the production site Seignelay has been closed and relocated to the neighboring site at Moneteau.

(5) OTHER OPERATING INCOME

(in thousands of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Gains and losses from disposal of property, plant and equipment, and intangible assets - net	5,080.9	2,039.1
Insurance claims	5,728.2	4,083.5
Rental income	1,426.8	1,505.0
Other income - net	5,451.4	4,109.9
Other operating income	**17,687.3**	**11,737.5**

(6) OTHER OPERATING EXPENSES

(in thousands of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Depreciation and amortization	(558.4)	(425.8)
Taxes other than income taxes	(1,319.8)	(259.5)
Other expenses	(322.3)	(969.4)
Other operating expenses	**(2,200.5)**	**(1,654.7)**

(7) OTHER INCOME (EXPENSES) - NET

(in thousands of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Foreign currency exchange rate gains (losses) - net	(594.1)	2,523.7
Other financial income - net	(19.7)	(30.0)
Other income (expenses) - net	**(613.8)**	**2,493.7**

(8) INCOME TAXES

The components of profit before tax by tax jurisdictions are as follows:

(in thousands of EUR)	Year ended December 31, 2006	Year ended December 31, 2005
Profit before tax:		
Austria	33,545.3	28,063.3
Other countries	126,780.8	117,302.5
Profit before tax	**160,326.1**	**145,365.8**

Income tax expense consists of the following:

(in thousands of EUR)	Austria	Other countries	Total
Financial year 2006:			
Current for the period	6,748.6	45,812.7	52,561.3
Current for prior periods	(466.3)	(2,595.9)	(3,062.2)
Deferred benefits excluding loss carryforwards	(102.6)	2,444.3	2,341.7
Deferred benefits of operating loss carryforwards	0.0	680.1	680.1
Deferred benefits due to tax rate changes	0.0	(590.5)	(590.5)
Income tax expense	**6,179.7**	**45,750.7**	**51,930.4**
Financial year 2005:			
Current for the period	5,904.2	40,723.7	46,627.9
Current for prior periods	255.1	2,326.4	2,581.5
Deferred benefits excluding loss carryforwards	1,357.8	796.7	2,154.5
Deferred benefits of operating loss carryforwards	0.0	(660.7)	(660.7)
Deferred benefits due to tax rate changes	0.0	(156.6)	(156.6)
Income tax expense	**7,517.1**	**43,029.5**	**50,546.6**

A reconciliation from the applicable tax rate, which results from the geographical allocation of income in the respective tax jurisdictions of the Group, to the effective tax rate is as follows:

(in %)	Year ended December 31, 2006	Year ended December 31, 2005
Applicable tax rate	**33.82 %**	**33.52 %**
Non-taxable expenses (income) - net	0.07 %	0.26 %
Valuation allowance and tax restructurings	(1.29 %)	0.41 %
Tax rate changes	(0.37 %)	(0.11 %)
Other - net	0.16 %	0.69 %
Effective tax rate	**32.39 %**	**34.77 %**

The item "Valuation allowance and tax restructurings" includes effects of restructurings due to improvements in the Group's organizational and tax structure. It also includes the use of tax loss carryforwards which were regarded as unrealizable in prior periods and valuation allowances relating to new loss carryforwards.

In the financial statements, deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	**December 31, 2006**	December 31, 2005
Current deferred tax assets	8,548.2	9,067.6
Non-current deferred tax assets	8,215.9	10,446.6
Current deferred tax liabilities	(2,369.3)	(1,237.1)
Non-current deferred tax liabilities	(43,472.5)	(44,732.8)
Net deferred tax liability	**(29,077.7)**	**(26,455.7)**

The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

(in thousands of EUR)	**December 31, 2006**	December 31, 2005
Intangible assets	5,240.2	6,832.5
Inventories	1,376.5	1,372.4
Benefit plans and other liabilities and charges	12,048.3	11,963.8
Operating loss carryforwards	10,946.9	11,644.1
Other	1,955.2	1,922.5
Gross deferred tax assets	**31,567.1**	**33,735.3**
Valuation allowance	(6,962.5)	(7,005.7)
Net deferred tax assets	**24,604.6**	**26,729.6**
Property, plant and equipment	(19,282.3)	(21,305.7)
Loans receivable, investments and financial assets	(33,916.0)	(30,340.2)
Other	(484.0)	(1,539.4)
Deferred tax liabilities	**(53,682.3)**	**(53,185.3)**
Net deferred tax liability	**(29,077.7)**	**(26,455.7)**

The Group has tax loss carryforwards available to reduce future taxable income of certain Austrian and foreign subsidiaries. At December 31, 2006, the Group has corporate tax loss carryforwards of thous. EUR 54,117.9 (2005: thous. EUR 39,589.8), which must be utilized within the next fifteen (2005: fifteen) years, and thous. EUR 5,402.5 (2005: thous. EUR 16,271.5), which can be utilized over an indefinite period. Additionally, at December 31, 2006, the Group has trade tax loss carryforwards of thous. EUR 2,807.4 (2005: thous. EUR 2,904.4) available in Germany, which can be utilized over an indefinite period.

At December 31, 2006, the Group believes that certain corporate and trade tax loss carryforwards will be utilized and recorded a deferred tax asset of thous. EUR 4,032.8 (2005: thous. EUR 4,723.9).

In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years. Accordingly, the Group believes it is more likely that these deferred tax assets will not be realized. Consequently, valuation allowances amounting to thous. EUR 6,914.1 and thous. EUR 6,920.2 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2006 and 2005, respectively.

Corporate and trade tax loss carryforwards underlying this allowance amount to thous. EUR 46,408.3 (2005: thous. EUR 42,904.0), from which loss carryforwards in the amount of thous. EUR 8,209.9 (2005: thous. EUR 8,709.9) can be utilized over an indefinite period and loss carryforwards in the amount of thous. EUR 38,198.4 (2005: thous. EUR 34,194.1) must be utilized within the next fifteen (2005: ten) years.

In 2006, the Group further optimized its tax structure and consumed corporate and trade tax loss carryforwards amounting to thous. EUR 2,119.7 and thous. EUR 3.2 for which a valuation allowance for the deferred tax assets relating to these loss carryforwards was recorded in previous periods. In 2005, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 1,427.5 and thous. EUR 6,605.9, respectively.

At December 31, 2006 and 2005, no deferred taxes have been provided for the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted with little or no additional tax.

(9) DEVELOPMENT OF FIXED ASSETS

A) INTANGIBLE ASSETS INCLUDING GOODWILL

(in thousands of EUR)	Concessions, licenses and similar rights, and payments on account	Goodwill	Other intangible assets	**Intangible assets including goodwill**
Acquisition or manufacturing costs:				
Balance at January 1, 2006	**38,981.9**	**40,799.5**	**150.6**	**79,932.0**
Effect of exchange rate changes	32.0	15.1		47.1
Changes in consolidated companies		18,369.1		18,369.1
Additions	1,542.2			1,542.2
Disposals	(691.1)			(691.1)
Reclassifications	237.2			237.2
Balance at December 31, 2006	**40,102.2**	**59,183.7**	**150.6**	**99,436.5**
Depreciation / Amortization:				
Balance at January 1, 2006	**34,280.3**	**9,054.2**	**82.5**	**43,417.0**
Effect of exchange rate changes	27.0	0.7		27.7
Changes in consolidated companies				0.0
Disposals	(685.4)			(685.4)
Depreciation / amortization expense for the year	2,855.6		30.0	2,885.6
Reclassifications				0.0
Balance at December 31, 2006	**36,477.5**	**9,054.9**	**112.5**	**45,644.9**
Net book value:				
Net book value at December 31, 2006	**3,624.7**	**50,128.8**	**38.1**	**53,791.6**
Net book value at December 31, 2005	**4,701.6**	**31,745.3**	**68.1**	**36,515.0**

B) PROPERTY, PLANT AND EQUIPMENT

(in thousands of EUR)	Lands, similar land rights and buildings	Technical equipment and machines	Other equipment, fixtures and fittings	Payments on account and construction in progress	**Property, plant and equipment**
Acquisition or manufacturing costs:					
Balance at January 1, 2006	**372,987.6**	**1,189,989.6**	**118,279.2**	**37,772.5**	**1,719,028.9**
Effect of exchange rate changes	(2,696.3)	(4,174.7)	(162.6)	(1,068.9)	(8,102.5)
Changes in consolidated companies	8,617.1	20,432.0	515.9	4,438.2	34,003.2
Additions	7,396.4	50,563.1	8,713.9	42,912.4	109,585.8
Disposals	(2,424.2)	(15,669.6)	(6,316.4)	(68.7)	(24,478.9)
Reclassifications	8,395.6	28,043.2	2,259.2	(39,001.0)	(303.0)
Balance at December 31, 2006	**392,276.2**	**1,269,183.6**	**123,289.2**	**44,984.5**	**1,829,733.5**
Depreciation / Amortization:					
Balance at January 1, 2006	**180,799.6**	**915,286.2**	**91,744.1**	**62.0**	**1,187,891.9**
Effect of exchange rate changes	(865.1)	(2,764.1)	(55.3)	(0.1)	(3,684.6)
Changes in consolidated companies	129.2	550.1	61.2		740.5
Disposals	(2,073.2)	(14,233.4)	(5,999.3)	(10.4)	(22,316.3)
Depreciation / amortization expense for the year	9,191.2	61,427.4	7,899.5	128.0	78,646.1
Reclassifications	10.7	(375.2)	502.8	(139.1)	(0.8)
Balance at December 31, 2006	**187,192.4**	**959,891.0**	**94,153.0**	**40.4**	**1,241,276.8**
Net book value:					
Net book value at December 31, 2006	**205,083.8**	**309,292.6**	**29,136.2**	**44,944.1**	**588,456.7**
Net book value at December 31, 2005	**192,188.0**	**274,703.4**	**26,535.1**	**37,710.5**	**531,137.0**

C) INVESTMENT PROPERTY

(in thousands of EUR)	Investment property
Acquisition or manufacturing costs:	
Balance at January 1, 2006	**7,251.1**
Effect of exchange rate changes	0.0
Changes in consolidated companies	0.0
Additions	0.0
Disposals	0.0
Reclassifications	0.0
Balance at December 31, 2006	**7,251.1**
Depreciation / Amortization:	
Balance at January 1, 2006	**5,029.9**
Effect of exchange rate changes	0.0
Changes in consolidated companies	0.0
Disposals	0.0
Depreciation / amortization expense for the year	154.1
Reclassifications	0.0
Balance at December 31, 2006	**5,184.0**
Net book value:	
Net book value at December 31, 2006	**2,067.1**
Net book value at December 31, 2005	**2,221.2**

In 2006, the Group realized rental income arising from Investment Property amounting to thous. EUR 384.0 (2005: thous. EUR 414.0), compared with expenses including repairs and maintenance amounting to thous. EUR 552.4 (2005: thous. EUR 4.6).

In 2006, the depreciation and amortization expense included in "Intangible Assets including Goodwill", "Property, Plant and Equipment" and "Investment Property" amounted to thous. EUR 80,377.3 (2005: thous. EUR 86,242.7).

(10) FINANCIAL ASSETS

A) AVAILABLE-FOR-SALE FINANCIAL ASSETS

At December 31, 2006 and 2005, respectively, the Group exclusively holds available-for-sale financial assets. These securities are carried at fair values based on quoted market prices. Unrealized profit or loss, net of deferred income taxes, are directly recognized in equity in other reserves. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Financial income" or "Financial expenses". Realized profit and loss from sale are being determined using the specific identification method. Declines in value classified to be other than temporary are included in "Financial income" or "Financial expenses".

Securities of the Group are composed as follows:

(in thousands of EUR)	**December 31, 2006**			December 31, 2005		
	Costs of acquisition	**Estimated market value**	**Average effective interest rate**	Costs of acquisition	Estimated market value	Average effective interest rate
Corporate bonds	10,021.1	10,004.0	4.42 %	10,001.1	9,887.6	2.10 %
Debt based funds	63,672.7	64,502.8	1.60 %	63,361.8	65,205.6	2.62 %
Equity securities	0.8	0.8	0.00 %	0.8	0.8	0.00 %
Total	**73,694.6**	**74,507.6**	**1.98 %**	**73,363.7**	**75,094.0**	**2.56 %**

As of December 31, 2006, securities with estimated fair values of thous. EUR 728.0 (2005: thous. EUR 273.3) have been given as security for provisions for pre-retirement programs within the scope of the respective legal commitments.

In 2006, proceeds from sales of available-for-sale financial assets amounted to thous. EUR 135.4 (2005: thous. EUR 1,264.3). The resulting realized profit or loss amounted to thous. EUR 0.0 (2005: thous. EUR 115.9) and thous. EUR 14.2 (2005: thous. EUR 0.0), respectively.

The estimated fair values of debt securities according to their contractual maturity are shown as follows:

(in thousands of EUR)	**December 31, 2006**
Available-for-sale debt securities:	
Due within one year	19.9
Due after one year through five years	9,984.1
Due after five years through ten years	0.0
Due after ten years	0.0

B) INVESTMENTS IN ASSOCIATED COMPANIES AND OTHER FINANCIAL ASSETS

Investments in associated companies and other financial assets have developed as follows:

(in thousands of EUR)	Investments in associated companies	Other financial assets: Investments in unconsolidated subsidaries	Other investments	Other loans receivable	Other non-current financial assets	Total
Acquisition or manufacturing costs:						
Balance at January 1, 2006	**187.9**	**187.1**	**7,159.1**	**1,231.4**	**14,999.1**	**23,764.6**
Effect of exchange rate changes			(5.1)	(0.9)		(6.0)
Changes in consolidated companies						0.0
Additions				628.8	3,494.1	4,122.9
Disposals			(9.3)	(343.1)	(7,238.0)	(7,590.4)
Reclassifications						0.0
Balance at December 31, 2006	**187.9**	**187.1**	**7,144.7**	**1,516.2**	**11,255.2**	**20,291.1**
Depreciation / Amortization:						
Balance at January 1, 2006			**5,439.1**	**0.8**	**(0.1)**	**5,439.8**
Effect of exchange rate changes				0.1	0.1	0.2
Changes in consolidated companies						0.0
Disposals				(0.5)		(0.5)
Depreciation / amortization expense for the year						0.0
Reclassifications						0.0
Balance at December 31, 2006			**5,439.1**	**0.4**	**0.0**	**5,439.5**
Net book value:						
Net book value at December 31, 2006	**187.9**	**187.1**	**1,705.6**	**1,515.8**	**11,255.2**	**14,851.6**
Net book value at December 31, 2005	**187.9**	**187.1**	**1,720.0**	**1,230.6**	**14,999.2**	**18,324.8**

Detailed information concerning the Group's investments with an ownership percentage of more than 20 % is contained in the table of affiliated and associated companies (see Note 26). As of December 31, 2006, other loans receivable included loans to affiliated companies amounting to thous. EUR 495.3 (2005: thous. EUR 588.2).

(11) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are valued at the amounts by which the respective contracts could be settled. The fair value of foreign exchange forward contracts is based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. Interest rate and commodity swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows.

FOREIGN EXCHANGE FORWARD CONTRACTS

Foreign exchange forward contracts are principally used to protect the Group against exchange rate changes of the British Pound, the US Dollar and the Swiss Franc. The changes in fair values of these derivatives are recognized in "Foreign currency exchange rate gains (losses) - net" (see Note 7).

INTEREST RATE SWAPS

The Group has interest rate swap agreements in order to convert fixed rate liabilities into floating rate liabilities. The change in fair value of the liabilities designated as hedged item is effectively offset by the related derivatives, having no net effect on the Group's net profit.

OVERVIEW

The following table shows the market values and the nominal values of the derivatives as of the balance sheet dates:

	December 31, 2006		December 31, 2005	
(in thousands of EUR)	Nominal value	Market value	Nominal value	Market value
Foreign exchange forward contracts	42,127.9	73.7	36,907.8	(125.2)
Interest rate swaps	104,490.0	(868.4)	36,800.0	1,112.5
Commodity swap	0.0	0.0	444.0	(83.8)
Total	**146,617.9**	**(794.7)**	**74,151.8**	**903.5**

The derivative financial instruments are recorded in the consolidated balance sheet under "Prepaid expenses and other current assets" in the amount of thous. EUR 552.9 (2005: thous. EUR 1,210.9), as well as under "Deferred income and other current liabilities" in the amount of thous. EUR 1,347.6 (2005: thous. EUR 307.4).

(12) INVENTORIES

(in thousands of EUR)	December 31, 2006	December 31, 2005
Raw materials, manufacturing and operating supplies	101,601.5	85,517.2
Work in process	15,758.3	15,934.6
Finished goods and goods for resale	99,800.1	87,938.5
Total	**217,159.9**	**189,390.3**
Allowance	(14,733.4)	(15,055.2)
Inventories - net	**202,426.5**	**174,335.1**

In 2006, write-down of inventories recognized as an expense amounted to thous. EUR 3,151.7 (2005: thous. EUR 4,250.9). The reversal of write-down of inventories recognized as income amounted to thous. EUR 1,346.4 (2005: thous EUR 626.3). The carrying amount of inventories carried at fair value less cost to sell amounted to thous. EUR 23,210.6 (2005: thous. EUR 15,875.9).

A breakdown of cost of materials and purchased services is as follows:

(in thousands of EUR)	Year ended December 31, 2006	Year ended December 31, 2005
Cost of materials	791,884.9	752,034.7
Cost of purchased services	15,856.4	12,474.6
Total	**807,741.3**	**764,509.3**

(13) TRADE RECEIVABLES

(in thousands of EUR)	December 31, 2006	December 31, 2005
Trade receivables	202,208.4	179,074.9
Allowance	(2,535.3)	(1,920.3)
Trade receivables - net	**199,673.1**	**177,154.6**

In 2006, the impairment loss of trade receivables recognized in profit or loss amounted to thous. EUR 1,257.3 (2005: thous. EUR 531.6).

(14) PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as follows:

(in thousands of EUR)	December 31, 2006	December 31, 2005
Value-added tax receivables	15,908.5	13,622.7
Other tax receivables	4,874.3	5,637.9
Other receivables and other assets	8,942.2	10,279.2
Other receivables from affiliated companies	278.1	247.1
Prepaid expenses	4,872.0	4,748.9
Prepaid expenses and other current assets	**34,875.1**	**34,535.8**

(15) EQUITY

A) SHARE CAPITAL / TREASURY SHARES

The share capital of the Company comprises 12,000,000 approved and issued no-par value shares.

From 2000 to 2005, the shareholders approved several plans to repurchase up to 10 % of the Group's share capital. These repurchase programs were terminated according to schedule.

On April 25, 2006, a new share repurchase program was approved by the shareholders, lasting from December 18, 2006, up to and including October 25, 2007, at the latest. In 2006, the Company repurchased 10,500 treasury shares (representing 0.09 % of the Group's share capital) for the amount of thous. EUR 1,376.5 including fees. In 2005, the Company did not repurchase any shares.

At December 31, 2006, the details of the Group's treasury stock are as follows:

Number of shares acquired	Share of share capital (in thousands of EUR)	Share of share capital (in %)
986,348	7,170.8	8.2196

Treasury shares are accounted for under the cost method and reported as a deduction from total equity (see Consolidated Statements of Changes in Equity).

B) DIVIDEND

Under Austrian Corporate Law the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of the Company, determined in accordance with the Austrian Commercial Code. At December 31, 2006, the distributable unappropriated retained earnings amounted to thous. EUR 47,331.4 (December 31, 2005: thous. EUR 38,086.1).

(in thousands of EUR)	2006	2005
Unappropriated retained earnings at January 1,	**38,086.1**	**43,627.6**
Net profit of the Company for the year ended December 31,	47,331.4	38,086.1
Changes in reserves	(9,423.3)	(633.4)
Dividend paid	(28,662.8)	(42,994.2)
Unappropriated retained earnings at December 31,	**47,331.4**	**38,086.1**

For the year ended December 31, 2006, the Management Board of the Company has proposed a dividend of EUR 2.80 (2005: EUR 2.60) per voting share currently amounting to thous. EUR 30,838.2 (2005: thous. EUR 28,662.8).

C) PROFIT AND LOSS DIRECTLY RECOGNIZED IN EQUITY, NET OF TAX

A summary of components of profit and loss directly recognized in equity for the years ended December 31, 2006 and 2005, includes the following tax components:

	Year ended December 31, 2006			Year ended December 31, 2005		
(in thousands of EUR)	Pretax	Income Tax	**Net**	Pretax	Income Tax	**Net**
Available-for-sale financial assets	(920.7)	227.9	(692.8)	(528.9)	102.7	(426.2)
Derivatives	83.8	(20.9)	62.9	101.0	(25.3)	75.7
Foreign currency translation	(3,713.8)	0.0	(3,713.8)	4,533.4	0.0	4,533.4
Total	**(4,550.7)**	**207.0**	**(4,343.7)**	**4,105.5**	**77.4**	**4,182.9**

(16) FINANCIAL LIABILITIES

A) INTEREST BEARING FINANCIAL LIABILITIES

At December 31, 2006, the Group had current interest bearing financial liabilities in the form of credit lines available in the amount of thous. EUR 43,977.2 (December 31, 2005: thous. EUR 31,561.0) of which thous. EUR 12,482.7 (December 31, 2005: thous. EUR 10,699.1) were outstanding as of the balance sheet date. At December 31, 2006, the weighted average interest rate of these current credit lines was 6.136 % (December 31, 2005: 4.233 %). These credit line facilities are subject to normal banking terms and conditions.

At December 31, 2006, and December 31, 2005, non-current interest bearing financial liabilities are exclusively comprised of bank liabilities. A summary of these non-current bank loans is as follows:

(in thousands of EUR)	December 31, 2006	December 31, 2005
3.500 % EUR bank loan due 2007	23,700.0	23,700.0
2.362 % EUR bank loan due 2011	17,982.6	0.0
1.765 % EUR bank loan due 2007	14,632.5	15,873.6
2.100 % EUR bank loan due 2009	14,581.2	21,267.0
2.326 % EUR bank loan due 2010	13,610.0	13,800.0
5.335 % EUR bank loan due 2011	11,820.9	0.0
4.700 % EUR bank loan due 2007	9,060.0	0.0
5.335 % EUR bank loan due 2010	8,069.9	8,069.9
4.450 % EUR bank loan due 2007	7,800.0	0.0
2.496 % EUR bank loan due 2009	7,637.8	11,139.9
2.262 % EUR bank loan due 2011	7,177.0	0.0
2.121 % EUR bank loan due 2009	6,827.7	10,000.0
2.297 % EUR bank loan due 2011	6,789.5	0.0
2.750 % EUR bank loan due 2009	5,530.0	7,900.0
3.575 % EUR bank loan due 2007	5,450.5	5,450.5
4.032 % EUR bank loan due 2008	5,317.4	7,976.2
4.032 % EUR bank loan due 2008	3,579.0	5,368.6
2.182 % EUR bank loan due 2011	3,290.0	0.0
2.261 % EUR bank loan due 2009	3,075.6	4,500.0
3.500 % EUR bank loan due 2007	3,000.0	3,000.0
3.500 % EUR bank loan due 2007	3,000.0	3,000.0
4.700 % EUR bank loan due 2007	2,925.0	0.0
2.975 % EUR bank loan due 2007	2,900.0	2,900.0
4.032 % EUR bank loan due 2007	2,521.0	5,042.0
Other	11,769.1	17,546.2
Total bank loans	**202,046.7**	**166,533.9**

At December 31, 2006, the weighted average interest rate for all non-current interest bearing financial liabilities was 3.204 % (December 31, 2005: 2.487 %).

Aggregate amounts of current and non-current interest bearing financial liabilities maturing in each of the next five years and thereafter are as follows:

	Interest bearing financial liabilities as of December 31, 2006		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2007	12,482.7	86,345.3	98,828.0
2008		14,288.2	14,288.2
2009		45,695.2	45,695.2
2010		18,496.1	18,496.1
2011		37,203.2	37,203.2
Thereafter		18.7	18.7
Total	**12,482.7**	**202,046.7**	**214,529.4**

At December 31, 2006, the Group had current revolving bank liabilities available amounting to thous. EUR 38,050.5 (December 31, 2005: thous. EUR 38,050.5), which are included in the non-current interest bearing financial liablities under "Maturity 2007". These liabilities were classified as non-current liabilities as the Group has the intent and ability to refinance these obligations on a non-current basis.

At December 31, 2006, thous. EUR 758.1 of the interest bearing financial liabilities were secured by Group assets (December 31, 2005: thous. EUR 2,084.7).

At December 31, 2006, the Group had unused mainly non-current financing arrangements available in the amount of thous. EUR 120,000.0 (December 31, 2005: thous. EUR 100,000.0).

B) FINANCIAL LEASE LIABILITIES

The Group is lessee of property, plant and equipment. At the balance sheet date, the future minimum lease payments under non-redeemable lease obligations are as follows:

(in thousands of EUR)	Financial leases December 31, 2006	Operating leases [1] December 31, 2006
Lease payments with interest due in the following years ending December 31 :		
2007	714.3	7,714.8
2008	131.4	7,051.2
2009	1,619.3	6,578.1
2010	85.4	6,552.5
2011	85.4	5,632.2
Thereafter	66.7	16,591.8
Total minimum lease payments	**2,702.5**	**50,120.6**
Less amount representing interest	190.0	
Present value of minimum lease payments	**2,512.5**	
Less current maturities of financial lease liabilities	687.0	
Non-current financial lease liabilities	**1,825.5**	

[1] including rental payments

The following assets held under financial lease agreements are recorded in the consolidated balance sheets of the Group at Decmber 31, 2006 and 2005, respectively:

(in thousands of EUR)	December 31, 2006	December 31, 2005
Buildings	1,533.9	2,510.9
Technical equipment and machines	20,987.7	27,268.1
Other equipment, fixtures and fittings	122.8	120.3
Total	**22,644.4**	**29,899.3**
Accumulated depreciation	(19,660.3)	(21,899.1)
Net book value	**2,984.1**	**8,000.2**

Rental expenses relating to operating lease agreements amounted to thous. EUR 8,194.2 and thous. EUR 8,853.3 for the years ended December 31, 2006 and 2005, respectively.

(17) PROVISIONS FOR OTHER NON-CURRENT LIABILITIES AND CHARGES

A) DEVELOPMENT OF PROVISIONS FOR OTHER NON-CURRENT LIABILITIES AND CHARGES

In 2006, the provisions for other non-current liabilities and charges have developed as follows:

(in thousands of EUR)	Pensions	Severance	Anniversary bonuses	Pre-retirement programs	Other	Total
Balance at January 1, 2006	**51,106.4**	**16,082.8**	**6,978.0**	**6,471.4**	**2,382.6**	**83,021.2**
Effect of exchange rate changes	34.5	2.8	(18.2)	0.0	(15.8)	3.3
Changes in consolidated companies	0.0	0.0	0.0	0.0	(14.5)	(14.5)
Utilization	(4,871.3)	(2,139.3)	(435.9)	(1,098.0)	(535.0)	(9,079.5)
Reversal	(738.2)	(206.0)	(328.0)	(100.4)	(419.5)	(1,792.1)
Increase	6,284.7	2,509.4	448.4	709.3	267.0	10,218.8
Reclassifications	0.0	0.0	18.9	0.0	(76.0)	(57.1)
Balance at December 31, 2006	**51,816.1**	**16,249.7**	**6,663.2**	**5,982.3**	**1,588.8**	**82,300.1**

In particular, other provisions include provisions for benefits due to the termination of employment, of which provisions amounting to thous. EUR 903.0 are payable on a short-term basis.

B) PROVISIONS FOR PENSIONS AND SEVERANCE PAYMENTS

The majority of the Group's employees is covered by government-sponsored pension and welfare programs whereas the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides to certain employees additional retirement benefits through the sponsorship of defined contribution and defined benefit plans. The benefits provided by the Group depend on the legal, fiscal and economical circumstances of each particular country and are primarily based on the length of service and the employee's compensation. Under the defined contribution plans, the Group makes fixed payments to external pension funds. Once the contributions are made, the Group does not incur any further payment obligations towards the employees. These periodical contribution payments are recognized as part of the annual pension costs and amounted to thous. EUR 1,787.7 in 2006 (2005: thous. EUR 1,553.1). Furthermore, in some countries the Group is obligated to make severance payments upon retirement and partly also in case of termination due to legal or contractual regulations. These obligations are dependent on the length of service and the compensation of the employee. The Austrian severance obligations, which are based on the legal regulations in effect until 2003, are included in these liabilities as well.

Defined benefit pension and other benefit plans are assessed and recognized according to the internationally common projected unit credit method by applying IAS 19. Under this method, the actuarial calculation of the future obligations is based on the proportionate obligations as of the balance sheet date. Actuarial gains and losses, which result from changes in the number of plan participants and from differences between actual trends and estimates that are the basis for calculation, are recognized in profit or loss using the corridor method in accordance with IAS 19. Thus, actuarial gains and losses are recognized as income or expense over the expected remaining working life of the employee only if the amount exceeds either ten percent of the defined benefit obligation or ten percent of the plan assets as of the valuation date.

The calculation of pension and other benefit obligations is based on the following actuarial assumptions:

	December 31, 2006		December 31, 2005	
(in %)	Pensions	Severance	Pensions	Severance
Discount rate	4.1 %	4.5 %	3.9 %	4.3 %
Expected return on plan assets	4.3 %	-	3.8 %	-
Rate of compensation increase	1.7 %	2.5 %	1.7 %	2.5 %

Assumptions regarding the expected rate of return are based upon both actually realized non-current portfolio returns and forecasts on the development of all categories of securities included in these portfolios.

The components of net periodic benefit costs are as follows:

	Year ended December 31, 2006		Year ended December 31, 2005	
(in thousands of EUR)	Pensions	Severance	Pensions	Severance
Service cost	2,399.0	1,217.6	2,284.7	1,127.4
Interest cost	7,367.0	848.6	7,756.8	866.0
Expected return on plan assets	(5,107.8)	0.0	(5,083.6)	0.0
Actuarial gains and losses - net	739.4	116.7	84.9	14.0
Effects due to plan changes	(916.9)	114.4	(2,764.0)	107.5
Effects due to the application of IAS 19.58	1,314.7	0.0	6,725.2	0.0
Net periodic benefit cost	**5,795.4**	**2,297.3**	**9,004.0**	**2,114.9**

The defined benefit obligation and plan assets have developed as follows:

	2006		2005	
(in thousands of EUR)	Pensions	Severance	Pensions	Severance
Defined Benefit Obligation at beginning of year	**193,061.1**	**20,196.3**	**171,330.0**	**17,545.5**
Service cost	2,399.0	1,217.6	2,284.7	1,127.4
Interest cost	7,367.0	848.6	7,756.8	866.0
Plan participants contributions	1,135.0	0.0	1,113.7	0.0
Actuarial gains and losses - net	(7,576.6)	(423.5)	23,201.6	2,459.4
Effect of exchange rate changes	(1,375.4)	8.1	215.2	3.4
Benefit payments	(8,009.5)	(2,139.3)	(7,880.8)	(1,912.9)
Transfers	(890.1)	0.0	(1,191.3)	0.0
Effects due to plan changes	(1,094.0)	157.8	(3,768.8)	107.5
Defined Benefit Obligation at end of year	**185,016.5**	**19,865.6**	**193,061.1**	**20,196.3**

(in thousands of EUR)	2006 Pensions	2006 Severance	2005 Pensions	2005 Severance
Fair value of plan assets at beginning of year	**142,099.0**	**0.0**	**135,347.4**	**0.0**
Expected return on plan assets	5,107.8	0.0	5,083.6	0.0
Actuarial gains and losses - net	(1,387.3)	0.0	4,903.6	0.0
Effect of exchange rate changes	(2,110.4)	0.0	28.5	0.0
Employer contributions	2,621.6	0.0	3,261.8	0.0
Plan participants contributions	1,135.0	0.0	1,113.7	0.0
Benefit payments	(5,511.5)	0.0	(5,443.4)	0.0
Transfers	(890.1)	0.0	(1,191.3)	0.0
Effects due to plan changes	0.0	0.0	(1,004.9)	0.0
Fair value of plan assets at end of year	**141,064.1**	**0.0**	**142,099.0**	**0.0**

The Group's defined pension benefit plans in the United Kingdom, Switzerland and the Netherlands are funded. At December 31, 2006, the respective plan assets were invested in different portfolios. These consisted of debt securities, equity securities and of real estate. The actual return on plan assets amounted to thous. EUR 3,573.5 in 2006 (2005: thous. EUR 9,987.3).

The structure of plan assets as at the balance sheet dates December 31, 2006 und December 31, 2005 is as follows:

(in %)	December 31, 2006	December 31, 2005
Equity securities	22.0 %	14.0 %
Debt securities	55.0 %	61.0 %
Real Estate	15.0 %	15.0 %
Other	8.0 %	10.0 %

The employers' contributions to plan assets for the year 2007 are expected in the amount of thous. EUR 2,558.7

The net liability from pension and severance obligations, and the reconciliation to the net liability recognized are as follows:

(in thousands of EUR)	December 31, 2006 Pensions	December 31, 2006 Severance	December 31, 2005 Pensions	December 31, 2005 Severance
Defined benefit obligation	**185,016.5**	**19,865.6**	**193,061.1**	**20,196.3**
Thereof obligations not covered by funds	28,884.2	19,865.6	31,162.8	20,196.3
Thereof obligations covered by funds	156,132.3	0.0	161,898.3	0.0
Fair value of plan assets	**141,064.1**	**0.0**	**142,099.0**	**0.0**
Net liability	**43,952.4**	**19,865.6**	**50,962.1**	**20,196.3**
Unrecognized actuarial gains and losses - net	(10,437.3)	(3,497.7)	(17,435.1)	(4,113.5)
Unrecognized effects due to plan changes	0.0	(118.2)	0.0	0.0
Not recognized as asset according to IAS 19.58	18,301.0	0.0	17,579.4	0.0
Net liability recognized	**51,816.1**	**16,249.7**	**51,106.4**	**16,082.8**
Thereof provisions for other long term liabilities and charges	51,816.1	16,249.7	51,106.4	16,082.8

In 2006 and 2005, respectively, actuarial gains and losses, based upon deviations between the underlying assumptions and actual trends, are as follows:

(in thousand of EUR)	December 31, 2006		December 31, 2005	
	Pensions	**Severance**	Pensions	Severance
Experience adjustments in defined benefit obligations (+ gain / - loss)	2,712.1	(55.5)	(855.2)	(826.3)
Experience adjustments in fair value of plan asstes (+ gain / - loss)	(1,415.6)	0.0	4,903.6	0.0

(18) LIABILITIES AND PROVISIONS FOR INCOME TAXES

(in thousands of EUR)	December 31, 2006	December 31, 2005
Provisions for income taxes	18,521.5	23,524.8
Income tax liabilities	3,898.0	2,488.1
Liabilities and Provisions for Income Taxes	**22,419.5**	**26,012.9**

(19) TRADE LIABILITIES

(in thousands of EUR)	December 31, 2006	December 31, 2005
Advances from customers	1,376.9	1,728.6
Trade liabilities	156,995.9	121,857.1
Trade liabilities from affiliated companies	59.2	55.4
Trade liabilities	**158,432.0**	**123,641.1**

(20) DEFERRED INCOME AND OTHER CURRENT LIABILITIES

(in thousands of EUR)	December 31, 2006	December 31, 2005
Personnel and social costs	11,313.9	15,324.4
Other tax liabilities	7,024.7	8,786.6
Deferred Income	3,710.5	2,317.5
Other liabilities	15,869.1	13,458.9
Deferred income and other current liabilities	**37,918.2**	**39,887.4**

(21) PROVISIONS FOR OTHER CURRENT LIABILITIES AND CHARGES

In 2006, the provisions for other current liabilities and charges have developed as follows:

(in thousands of EUR)	Personnel	Procurement	Customer rebates and bonuses	Restructuring	Sales	Other	**Total**
Balance at January 1, 2006	**24,136.0**	**13,855.4**	**12,113.7**	**256.8**	**4,712.0**	**16,770.1**	**71,844.0**
Effect of exchange rate changes	(12.6)	(51.0)	(46.5)	0.0	(7.3)	(32.8)	(150.2)
Changes in consolidated companies	325.0	(4.8)	(4.5)	0.0	0.0	78.8	394.5
Utilization	(17,998.2)	(13,086.1)	(11,001.3)	(99.0)	(2,039.3)	(5,265.4)	(49,489.3)
Reversal	(598.3)	(400.7)	(786.4)	0.0	(731.7)	(905.7)	(3,422.8)
Increase	21,474.4	17,793.6	11,190.7	0.0	2,188.6	3,530.9	56,178.2
Reclassifications	53.3	0.0	0.0	(99.6)	0.0	21.1	(25.2)
Balance at December 31, 2006	**27,379.6**	**18,106.4**	**11,465.7**	**58.2**	**4,122.3**	**14,197.0**	**75,329.2**

In particular, provisions for personnel comprise pay-roll obligations, social security charges, premiums and bonuses as well as provisions for unused vacations.

Provisions for procurement are related to obligations for the delivery of products or services, already supplied or rendered, but not yet invoiced.

Provisions for premiums and bonuses to customers include premium and bonus claims of customers calculated on the basis of the underlying customer arrangements.

Provisions for restructuring measures comprise expenses for the shut-down, transfer or closure of companies or businesses.

Sales related provisions concern product guarantee agreements and warranty costs, re-consignments, losses from uncompleted contracts and provisions related to sales staff commissions.

Other provisions primarily contain provisions for litigation, legal advice, audit and consulting as well as obligations for other taxes and environmental matters.

(22) COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS FROM LEGAL PROCEEDINGS AND SIMILAR CLAIMS

The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to the management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the financial position or the results of its operations, although no assurances can be given with respect to the outcome of such claims or litigation.

On May 25, 2004, the Austrian Federal Competition Authority conducted, on behalf of the German competition authorities, an investigation in Vienna regarding the purchase of recovered paper in Germany. There were no indications that Mayr-Melnhof violated any anti-trust laws. The competition authorities do not provide any information regarding the actual status of proceeding.

COMMITMENTS FROM ENVIRONMENTAL MATTERS

The Group is also subject to various environmental legislations and regulations in the countries in which it operates. Expenditures for environmental matters, which relate to existing conditions caused by past operations and have no significant future benefit, are expensed as incurred. The Group records an accrual for environmental matters when an expense is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final assessment of some of these matters may require the Group to make expenditures in excess of the amounts currently provided. However, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2006 and 2005, respectively.

COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and contigencies contain guarantees with contractual values amounting to thous. EUR 1,065.6 (December 31, 2005: thous. EUR 953.7).

At December 31, 2006, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amount to approximately thous. EUR 29,027.4 (December 31, 2005: thous. EUR 27,287.5)

(23) SUBSEQUENT EVENTS

There have been no subsequent events after the balance sheet date.

(24) SEGMENT REPORTING INFORMATION

The Group is primarily engaged in manufacturing and selling cartonboard, folding cartons and similar packaging products:

MM Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys, cigarette packaging and also high-grade confectionary packaging).

The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating profit".

Intersegment sales are carried out on an arm's length basis.

Revenues are allocated based on the shipment destination countries of finished goods, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment, as well as the purchase of investment properties and intangible assets including goodwill.

The segment reporting information concerning the Group's operating segments can be illustrated as follows:

	2006			
(in thousands of EUR)	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	692,506.3	819,985.8	0.0	1,512,492.1
Intersegment sales	116,279.4	1,654.4	(117,933.8)	0.0
Total Sales	**808,785.7**	**821,640.2**	**(117,933.8)**	**1,512,492.1**
Operating Profit	65,027.2	93,591.5	0.0	158,618.7
Financial expenses	(3,921.9)	(4,920.9)	2,029.0	(6,813.8)
Financial income	9,480.6	2,516.6	(2,029.0)	9,968.2
Share of profit (loss) of associated companies	(871.3)	38.1	0.0	(833.2)
Profit before tax	70,111.6	90,214.5	0.0	160,326.1
Income tax expense	(22,857.7)	(29,072.7)	0.0	(51,930.4)
Profit for the year	47,253.9	61,141.8	0.0	108,395.7
Capital expenditures [1]	38,909.1	72,218.9	0.0	111,128.0
Depreciation and amortization [1]	(47,335.7)	(34,350.1)	0.0	(81,685.8)
Investments in associated companies	187.9	0.0	0.0	187.9
Segment assets [2] [3]	850,436.3	655,438.7	(26,034.4)	1,479,840.6
Segment liabilities [2] [3]	314,586.7	328,308.9	(26,034.4)	616,861.2
Employees per segment as of December 31 of the year	2,848	5,121		7,969

[1] Capital expenditures in and depreciation / amortization of property, plant and equipment, investment property and intangible assets including goodwill (Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

(in thousands of EUR)	2005 MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	654,647.2	800,563.1	0.0	1,455,210.3
Intersegment sales	112,550.5	1,632.4	(114,182.9)	0.0
Total Sales	**767,197.7**	**802,195.5**	**(114,182.9)**	**1,455,210.3**
Operating Profit	61,747.5	78,907.8	0.0	140,655.3
Financial expenses	(4,564.6)	(3,057.1)	1,482.9	(6,138.8)
Financial income	7,297.5	1,287.7	(1,482.9)	7,102.3
Share of profit (loss) of associated companies	(164.1)	1,417.4	0.0	1,253.3
Profit before tax	65,220.6	80,145.2	0.0	145,365.8
Income tax expense	(22,424.0)	(28,122.6)	0.0	(50,546.6)
Profit for the year	42,796.6	52,022.6	0.0	94,819.2
Capital expenditures [1]	35,235.1	51,259.6	0.0	86,494.7
Depreciation and amortization [1]	(53,874.4)	(33,035.5)	0.0	(86,909.9)
Investments in associated companies	187.9	0.0	0.0	187.9
Segment assets [2] [3]	829,600.1	537,005.0	(34,779.6)	1,331,825.5
Segment liabilities [2] [3]	326,640.4	258,800.0	(34,779.6)	550,660.8
Employees per segment as of December 31 of the year	2,994	4,302		7,296

[1] Capital expenditures in and depreciation / amortization of property, plant and equipment, investment property and intangible assets including goodwill (Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

The following is a country by country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

(in thousands of EUR)	2006 Net sales	Long-lived assets [1]	Capital expenditures [1]	2005 Net sales	Long-lived assets [1]	Capital expenditures [1]
Austria	85,933.2	97,814.4	13,499.5	83,713.9	98,459.5	20,822.6
Germany	431,846.9	232,585.4	43,301.1	424,926.9	217,823.3	18,975.9
United Kingdom	186,539.3	14,883.8	1,927.3	190,884.5	17,301.9	1,511.1
France	119,285.4	11,589.9	3,427.7	110,128.7	10,286.3	1,159.2
Other Western European Countries	261,928.2	80,105.8	14,664.7	235,752.2	79,326.0	15,675.9
Eastern European Countries	319,078.8	199,346.0	34,017.4	316,485.1	146,676.2	28,350.0
Asia	46,990.6	0.0	0.0	47,704.5	0.0	0.0
Other overseas	60,889.7	7,990.1	290.3	45,614.5	0.0	0.0
Consolidated total	**1,512,492.1**	**644,315.4**	**111,128.0**	**1,455,210.3**	**569,873.2**	**86,494.7**

[1] Long-lived assets and capital expenditures are comprised of property, plant and equipment, and investment property, and intangible assets including goodwill (see Note 9).

(25) DISCLOSURE ON TRANSACTIONS WITH RELATED PARTIES

In 2006 and 2005, respectively, no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. The respective sales, receivables and liabilities are not of substantial importance.

(26) SUPPLEMENTARY DISCLOSURES TO THE NOTES IN ACCORDANCE WITH REGULATION 245a OF THE AUSTRIAN COMMERCIAL CODE

A) ADDITIONAL DISCLOSURES TO THE NOTES

ADDITIONAL DISCLOSURES RELATED TO THE APPLICATION OF THE COSTS OF GOODS SOLD METHOD

A breakdown of personnel expenses is as follows:

(in thousands of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Gross wages	155,508.3	151,225.5
Gross salaries	88,890.8	89,881.7
Severance expense	3,122.5	6,838.4
Pension expense	7,308.5	10,524.4
Expenses for statutory social security, and payroll related taxes and other contributions	51,372.7	51,032.2
Other welfare expenditures	4,452.4	4,231.9
Total	**310,655.2**	**313,734.1**

OTHER INFORMATION

The average number of employees is as follows:

(Number of persons)	**Year ended December 31, 2006**	Year ended December 31, 2005
Factory workers	5,847	5,665
Office staff	1,780	1,772
Total	**7,627**	**7,437**

The remuneration of members of the Management Board is as follows:

(in thousands of EUR)	**Year ended December 31, 2006**	Year ended December 31, 2005
Base salary	1,359.0	1,430.4
Variable compensation	1,887.5	2,357.9
Total	**3,246.5**	**3,788.3**

The remuneration of members of the Supervisory Board for the financial year 2006 amounted to thous. EUR 146.8 (2005: thous. EUR 147.4).

Concerning the remuneration of former members of the Management and Supervisory Board, the clause of non-publishing these remunerations by referring to the regulations of 241 paragraph 4 in conjunction with 266 figure 7 last sentence of the Austrian Commercial Code has been applied.

B) TABLE OF AFFILIATED AND ASSOCIATED COMPANIES

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding / Consulting	EUR	87,240	-	FC [1]
MM KARTON							
Baiersbronn Frischfaser Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	2,045	100.00 %	FC [1]
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	Corporate shell	DEM	50	100.00 %	FC [1]
CartPrint Insurance AG	Vaduz	LIE	Insurance company	EUR	3,000	100.00 %	FC [1]
Cdem Holland B.V.	's-Hertogenbosch	NLD	R & D	EUR	182	33.33 %	EC [2]
CDEM V.O.F.	's-Hertogenbosch	NLD	Combustor	EUR	54	33.33 %	EC [2]
Colthrop Board Mill Limited	London	GBR	Owning company	GBP	7,000	100.00 %	FC [1]
CP (CartPrint) International Trading AG	Stettlen	CHE	Sourcing	CHF	50	100.00 %	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00 %	FC [1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2,733	100.00 %	FC [1]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	EUR	143	37.50 %	EC [2]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00 %	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00 %	FC [1]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00 %	NC [3]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	70.00 %	FC [1]
Mayr-Melnhof Cartonboard International GmbH	Vienna	AUT	Holding company	EUR	450	100.00 %	FC [1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00 %	FC [1]
Mayr-Melnhof Gernsbach GmbH	Gernsbach	DEU	Cartonboard production	EUR	9,205	100.00 %	FC [1]
Mayr-Melnhof Holdings N.V.	Eerbeek	NLD	Holding / Consulting	EUR	67,254	100.00 %	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Cartonboard production	ATS	100,000	100.00 %	FC [1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BGR	Cartonboard production	BGN	5,738	99.97 %	FC [1]
Mayr-Melnhof Papierresidu Verwerking B.V.	Eerbeek	NLD	Holding / Consulting	EUR	18	100.00 %	FC [1]
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00 %	FC [1]
MM Lager & Logistik GmbH	Baiersbronn	DEU	Stock and logistics company	EUR	25	100.00 %	FC [1]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	EUR	18	50.00 %	NC [3]
Recoverd paper companies of MM Karton							
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Recovered paper collection	ATS	1,500	63.34 %	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Recovered paper collection	EUR	229	63.34 %	FC [1]
Joh. Spiehs & Co GmbH	Vienna	AUT	Recovered paper collection	EUR	35	100.00 %	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Recovered paper collection	DEM	50	63.34 %	FC [1]
PAREK Papierverwertungs Gesellschaft m.b.H.	Kapfenberg	AUT	Recovered paper collection	EUR	84	51.45 %	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67 %	FC [1]
WÜRO Papierverwertung GmbH & Co KG [4]	Würzburg	DEU	Recovered paper collection	DEM	420	66.67 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Trading companies & sales offices of MM Karton							
Austria Cartón, S.A.	Barcelona	ESP	Sales office	EUR	60	75.00 %	FC [1]
Keminer Remmers Spiehs Kartonhandels GmbH	Gernsbach	DEU	Cartonboard trading	DEM	2,500	100.00 %	FC [1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00 %	FC [1]
Mayr-Melnhof France SARL	Paris	FRA	Sales office	EUR	8	100.00 %	FC [1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00 %	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100.00 %	FC [1]
Mayr-Melnhof Mediterra SARL	Tunis	TUN	Sales office	TND	80	100.00 %	FC [1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	EUR	91	100.00 %	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100.00 %	FC [1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100.00 %	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	820	100.00 %	FC [1]
MM Karton Russia LLC.	Moscow	RUS	Sales office	RUB	14,290	100.00 %	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00 %	FC [1]
MM Scandinavia ApS	Copenhagen	DNK	Sales office	DKK	210	100.00 %	FC [1]
MM-Karton Export GmbH	Vienna	AUT	Cartonboard trading	EUR	35	100.00 %	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00 %	FC [1]

[1] FC...fully consolidated

[2] EC...consolidated at equity

[3] NC...non-consolidated

[4] The present consolidated financial statements exempt these general partnerships as stipulated in section 264b of the German Commercial Code.

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousands currency units	Shareholding in %	Type of consolidation
MM PACKAGING							
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75.00 %	FC [1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG [4]	Kaiserslautern	DEU	Production of packaging	EUR	4,000	75.00 %	FC [1]
Ernst Schausberger & Co Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	100.00 %	FC [1]
Herakles LLC	St. Petersbrug	RUS	Owning company	RUB	39	50.05 %	FC [1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	14,440	100.00 %	FC [1]
Mayr-Melnhof Gravure GmbH	Trier	DEU	Production of packaging	EUR	7,000	100.00 %	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00 %	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding / Consulting	DEM	8,000	100.00 %	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	8,640	100.00 %	FC [1]
Mayr-Melnhof Packaging Iberica SL	Valencia	ESP	Production of packaging	EUR	7,000	100.00 %	FC [1]
Mayr-Melnhof Packaging International GmbH (formerly MM Packaging Europe GmbH)	Vienna	AUT	Holding / Consulting	EUR	3,500	100.00 %	FC [1]
Mayr-Melnhof Packaging Romania S.R.L.	Ploiesti	ROU	Production of packaging	RON	5,504	100.00 %	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00 %	FC [1]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding / Consulting	EUR	5,538	100.00 %	FC [1]
MM Polygrafoformlenie Ltd.	Nicosia	CYP	Holding company	CYP	2	50,05 %	FC [1]
MM Polygrafoformlenie Packaging LLC	St. Petersburg	RUS	Production of packaging	RUB	521,441	50,05 %	FC [1]
MM Polygrafoformlenie Rotogravure LLC	St. Petersburg	RUS	Production of packaging	RUB	10	50,05 %	FC [1]
MM Graphia Bielefeld GmbH	Bielefeld	DEU	Production of packaging	EUR	526	100.00 %	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100.00 %	FC [1]
MM Graphia Innovaprint GmbH & Co. KG [4]	Bielefeld	DEU	Production of packaging	EUR	500	100.00 %	FC [1]
MM Graphia Russia LLC.	St. Petersburg	RUS	Packaging trading	RUB	21,700	100.00 %	FC [1]
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00 %	FC [1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100.00 %	FC [1]
MM Packaging Behrens GmbH & Co KG [4]	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00 %	FC [1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00 %	FC [1]
MM Packaging Caesar GmbH & Co KG [4]	Traben-Trarbach	DEU	Production of packaging	EUR	5,300	100.00 %	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00 %	FC [1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	6,950	100.00 %	FC [1]
MM Packaging Poligram Sp. Z o.o.	Jozefow	POL	Production of packaging	PLN	18,650	100.00 %	FC [1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2,500	100.00 %	FC [1]
MM Packaging St. Petersburg LLC	St. Petersburg	RUS	Production of packaging	RUB	13,500	100.00 %	FC [1]
MM Packaging Ukraine LLC	Cherkassy	UKR	Production of packaging	UAH	9,000	100.00 %	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00 %	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.90 %	FC [1]
PacProject GmbH	Hamburg	DEU	Development of packaging	EUR	26	75.77 %	FC [1]
TEC MMP SARL	Sfax	TUN	Production of packaging	TND	16,400	51.00 %	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Cherkassy	UKR	Production of packaging	UAH	5,880	94.78 %	FC [1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75.00 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
OTHERS							
„free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	36.00 %	FC [1]
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00 %	FC [1]

[1] FC...fully consolidated

[2] EC...consolidated at equity

[3] NC...non-consolidated

[4] The present consolidated financial statements exempt these general partnerships as stipulated in section 264b of the German Commercial Code.

During the financial year 2006, the Board Members were as follows:

Management Board

Wilhelm HÖRMANSEDER, Purkersdorf (Chairman)
Andreas BLASCHKE, Perchtoldsdorf (Member of the Management Board)
Herbert NOICHL, Vienna (Member of the Management Board until June 29, 2006)
Franz RAPPOLD, Laab im Walde (Member of the Management Board)

Supervisory Board

Michael GRÖLLER, Vienna (Chairman)
Friedrich MAYR-MELNHOF, Grödig (Vice-Chairman)
Clemens GOESS-SAURAU, Frohnleiten (Vice-Chairman)
Romuald BERTL, Graz (Vice-Chairman)
Johannes GOESS-SAURAU, Neumarkt / Raab
Gerhard GLINZERER, Vienna
Manfred GRUNDAUER, Frohnleiten (Staff council representative, MM Karton)
Hubert ESSER, Neuss (Staff council representative, MM Karton)
Gerhard NOVOTNY, Vienna (Staff council representative, MM Packaging)

Vienna, February 28, 2007

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p.

REPORT OF THE SUPERVISORY BOARD

In the 2006 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year, the Supervisory Board convened in six meetings on February 22, March 31, April 25, June 13, September 27, and December 12, with the participation of the Management Board. The Supervisory Board meetings offered sufficient opportunity to discuss the points on the respective agendas and the documents submitted on time. All members of the Supervisory Board participated in at least five meetings.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports on the business development and the condition of the Company as well as the subsidiaries within the Group. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings in order to discuss the strategy, business development, and the risk situation of the Company.

In addition to discussing the current business, the Supervisory Board was particularly concerned with the implementation of the strategy in the segments, acquisition, investment, and financing projects as well as issues of corporate governance. The cooperation of the capital and employee representatives was very constructive.

The Committee for Management Board Issues met four times in 2006. The discussions focused on the strategic positioning and further development of the Group.

The Audit Committee, chaired by Romuald Bertl, met on March 28, 2007. The agenda of the meeting, at which the auditors were present, concerned in particular the auditing of the annual and consolidated financial statements, the Company and Group management reports, preparations for adoption of the annual financial statements, and the proposal regarding appropriation of profit.

The annual financial statements and the management report of Mayr-Melnhof Karton AG for the year ending December 31, 2006 including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The same applies for the consolidated annual financial statements which were prepared in accordance with IFRS and supplemented by the management report for the Group and further notes under the terms of Section 245a of the Austrian Commercial Code. The audit confirmed that the accounting, the annual financial statements, the management report as well as the consolidated annual financial statements according to IFRS and the management report for the Group conform with the legal requirements and the Articles of Association as well as present fairly, in all material respects, the financial position, its financial performance and cash flows. The audit provided no reason for query, and the auditors duly issued an unqualified opinion.

The Supervisory Board concurs with the annual financial statements, management report, the consolidated annual financial statements as well as the management report for the

Group, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2006. Thus, the 2006 annual financial statements of Mayr-Melnhof Karton AG are adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of profit for the financial year 2006.

The members of the Supervisory Board extend their thanks to the Management Board as well as all employees of the Mayr-Melnhof Group for their dedicated efforts and high achievements during 2006.

Vienna, March 2007

Michael GRÖLLER

Chairman of the Supervisory Board

CORPORATE GOVERNANCE

Responsible corporate governance has always guided the Mayr-Melnhof Group principles of management, organization and control. Our objective is to always provide for a correct framework for sustainable success.

Since the introduction of the Austrian Corporate Governance Code in the year 2002, Mayr-Melnhof Karton AG has voluntarily committed itself to follow the Code. This set of guidelines contains all relevant provisions of Austrian legislation as well as additional, internationally applied rules and recommended practices for responsible corporate management.

For the year 2006, compliance with the Code according to the current version of January 2006 was evaluated. All legal provisions have been entirely satisfied as before. The additional recommendations of the Code and regulations that do not require any further explanation were almost fully implemented.

In accordance with the requirements of the Austrian Corporate Governance Code, the following explanations are provided (C regulations "comply or explain"):

MANAGEMENT BOARD

Appointment (C regulation 38):

The Articles of Association do not stipulate any age limit for the Company's Management Board members. Appointment of Management Board members is solely contingent on professional and personal qualifications.

Compensation (C regulation 30):

The compensation of the Management Board is divided into a fixed salary and a proportionally high variable component that takes into account the success of the Company, in particular the profit for the year, cash earnings and return on capital employed.

The total compensation of the Management Board members for the 2006 financial year was thous. EUR 3,246.5. Of this, thous. EUR 1,359.0 was paid as fixed salary and thous. EUR 1,887.5 as variable compensation.

With regard to a company retirement plan, there exists a claim to a share of a fixed pension amount based on the qualifying period.

In the event of departure from the position, the statutory claims from the employee relationship apply.

Further mandates:

The members of the Management Board do not hold any mandates in Group-external supervisory boards.

SUPERVISORY BOARD

Appointment (C regulation 57):

The Articles of Association do not stipulate any age limit for the Company's Supervisory Board Members. Appointment of individual members is solely contingent on professional and personal qualifications.

Members with additional supervisory mandates within publicly listed companies (C regulation 58):

Michael GRÖLLER
Chairman of the Supervisory Board, RHI AG, Vienna, Austria
Member of the Supervisory Board, Reno de Medici S.p.A., Milan, Italy

Committees (C regulation 39, 41, 43):

The Supervisory Board has established two committees:

- *Committee for Management Board Issues*
  This also performs the duties of the nomination and compensation committee. The committee chair is held by the chairman of the Supervisory Board.

- *Audit Committee*
  The committee chair is held by a financial expert, Romuald Bertl.

Independence (C regulation 53):

In establishing the criteria that constitute independence, the members of the Supervisory Board adhered to the guidelines of the Austrian Corporate Governance Code. The criteria are published on the Company website.

With regard to these criteria, all members of the Supervisory Board have been declared independent. Consequently, this applies also to the committees of the Supervisory Board.

Share owners or representation of interests of a share > 10 % in Mayr-Melnhof Karton AG (C regulation 54):

No member of the Supervisory Board holds a share of more than 10 % in Mayr-Melnhof Karton AG or represents a legal person with a shareholding beyond 10 %.

Compensation (C regulation 51):

The compensation of the Supervisory Board for the current financial year is determined by the corresponding annual shareholders' meeting in the subsequent year and paid thereafter. The distribution of the total compensation among all the members is left to the Supervisory Board. No other compensation is provided to the Supervisory Board members.

Information on corporate governance is regularly published on the Group's website at http://www.mayr-melnhof.com/en/aboutmm/governance.

DEVELOPMENT IN THE 4TH QUARTER 2006

QUARTERLY OVERVIEW

Mayr-Melnhof Group (IFRS, unaudited)

(consolidated, in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	**4th Quarter 2006**	4th Quarter 2005	+/-
Sales	377.0	354.1	382.6	**398.8**	364.0	+ 9.6 %
Operating profit	40.1	39.4	37.8	**41.3**	33.8	+ 22.2 %
Operating margin (%)	10.6 %	11.1 %	9.9 %	**10.4 %**	9.3 %	
Profit before tax	40.4	38.6	38.9	**42.4**	35.3	+ 20.1 %
Income tax expense	(13.0)	(11.5)	(12.8)	**(14.6)**	(13.8)	
Profit for the period	27.4	27.1	26.1	**27.8**	21.5	+ 29.3 %
Net profit margin (%)	7.3 %	7.7 %	6.8 %	**7.0 %**	5.9 %	
Earnings per share (basic and diluted in EUR)	2.44	2.41	2.30	**2.43**	1.91	

In contrast to previous years, no noticeable seasonal decline in demand was observed in the 4th quarter of 2006. Following the temporary downtime during the first three quarters, the Bulgarian Nikopol cartonboard mill started test runs for a new cartonboard application that will decide on the future orientation of the mill.

In the fourth quarter of 2006, the Mayr-Melnhof Group registered consolidated sales of EUR 398.8 million (4th quarter 2005: EUR 364.0 million), with the increase compared to the third quarter of 2006 (EUR 382.6 million) being particularly attributable to the first time consolidation of the Russian plant MM Polygrafoformlenie Packaging LLC, St. Petersburg. The operating profit reached EUR 41.3 million (4th quarter 2005: EUR 33.8 million), which put the operating margin at 10.4 % (4th quarter 2005: 9.3 %). Due to technical measures capacities of MM Karton were utilized at 88 % (3rd quarter 2006: 93 %; 3rd and 4th quarter 2005: both at 91 %).

The Group's profit for the period reached EUR 27.8 million after EUR 21.5 million in the fourth quarter of 2005 (3rd quarter 2006: EUR 26.1 million).

GLOSSARY

FINANCIAL INDICATOR DEFINITIONS

Acid test ratio
The sum of cash and cash equivalents, available-for-sale financial assets, and trade receivables divided by current liabilities excluding short-term revolving bank debt.

Cash earnings
Sum of profit for the year, depreciation and amortization, and deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Cash ratio
The sum of cash and cash equivalents, and available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

Current ratio
The sum of total current assets and non-current available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

EBITDA (Earnings before interest, income taxes, depreciation and amortization)
Profit before tax excluding net interest (income) expenses, and depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests, and net debt.

Total equity and non-current liabilities to PPE
The sum of total equity, and non-current liabilities, divided by property, plant and equipment.

Total equity to total assets
Total equity divided by total assets.

Net debt
The sum of interest bearing financial liabilities and financial lease obligations subtracted by cash and cash equivalents, available-for-sale financial assets. Only when these liabilities surmount these assets, the net debt amount will be included in further ratio calculations - particularly return on capital employed and enterprise value.

Net debt to total equity
Net debt divided by total equity.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment divided by total assets.

Return on assets
The sum of profit for the year and interest expense divided by average total assets.

Return on capital employed (ROCE)
The sum of profit before tax, and net interest (income) expenses divided by the average sum of total equity and net debt.

Return on equity (ROE)
Profit for the year divided by the average total equity.

Return on investment (ROI)
The sum of profit for the year and interest expenses divided by the average sum of total equity, interest bearing financial liabilities and financial lease obligations.

Times interest earned
Operating profit divided by net interest (income) expenses.

Working capital
The sum of non-current available-for-sale financial assets and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

FINANCIAL CALENDAR 2007

April 25, 2007	13th Annual General Meeting
May 2, 2007	Ex-Dividend Day
May 9, 2007	Dividend Payment Day
May 15, 2007	Results for the 1st quarter of 2007
August 16, 2007	Results for the 1st half-year of 2007
November 15, 2007	Results for the first three quarters of 2007

PUBLISHED AND EDITED BY

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact

Stephan Sweerts-Sporck
Investor Relations
Phone: +43 / 1 50136 91180
Fax: +43 / 1 50136 91195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet.

The financial statements of Mayr-Melnhof Karton AG prepared in accordance with Austrian Financial Reporting Standards were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette) as well as on the website of the Company.

Website: http://www.mayr-melnhof.com

Cover: Kromopak 400 g / m²

Mayr-Melnhof Group Key Indicators

	US GAAP			IFRS	
	2002	2003	2004	2005	**2006**
Development of Sales (in millions of EUR)					
Total sales	1,463.6	1,514.7	1,636.7	1,682.8	**1,790.2**
less pro rated sales from proportionally consolidated companies	(27.2)	(26.2)	-	-	-
less intersegment sales	(170.7)	(167.9)	(214.5)	(227.6)	**(277.7)**
Consolidated sales	1,265.7	1,320.6	1,422.2	1,455.2	**1,512.5**
Earnings Data (in millions of EUR)					
Net value-added	408.4	432.9	460.0	458.0	**474.6**
EBITDA	223.3	214.5	243.1	231.5	**238.8**
Operating profit	135.7	136.2	149.9	140.7	**158.6**
Profit for the year	83.3	90.9	106.6	94.8	**108.4**
Cash earnings	174.7	169.9	197.1	183.0	**192.5**
Depreciation and amortization (in millions of EUR)	87.5	81.8	94.1	86.9	**81.7**
Capital expenditures (in millions of EUR)	67.9	79.2	96.7	86.5	**111.1**
Employees	6,786	6,806	7,580	7,296	**7,969**
Profitability Indicators					
Return on equity	15.2%	15.0%	15.8%	12.8%	**13.3%**
Return on assets	8.4%	8.5%	9.2%	7.7%	**8.1%**
Net profit margin	6.6%	6.9%	7.5%	6.5%	**7.2%**
Cash earnings margin	13.8%	12.9%	13.9%	12.6%	**12.7%**
EBITDA margin	17.6%	16.2%	17.1%	15.9%	**15.8%**
Operating margin	10.7%	10.3%	10.5%	9.7%	**10.5%**
Times interest earned (in years)	45.2	340.5	-	-	-
Return on capital employed	24.5%	21.6%	22.0%	19.5%	**19.3%**
Return on investment	12.6%	12.7%	13.3%	10.9%	**11.4%**
Balance Sheet Indicators					
Total equity to total assets	48.7%	53.8%	56.0%	57.2%	**57.3%**
Net debt (in millions of EUR)	(40.1)	(78.2)	(121.8)	(151.9)	**(149.9)**
Net debt to total equity	(7.0%)	(12.3%)	(17.0%)	(19.7%)	**(17.5%)**
Property, plant and equipment to total assets	43.2%	42.2%	41.8%	39.4%	**39.3%**
Total equity and non-current liabilities to property, plant and equipment	1.6	1.7	1.8	1.9	**1.9**
Working capital (in millions of EUR)	277.9	317.0	369.9	427.8	**464.5**
Enterprise value (in millions of EUR)	784.6	1,059.4	1,393.5	1,313.0	**1,592.0**
Liquidity Indicators					
Cash ratio	0.7	0.8	1.0	1.1	**1.0**
Acid test ratio	1.2	1.4	1.5	1.7	**1.6**
Current ratio	1.9	2.1	2.2	2.4	**2.3**
Share Performance Indicators (in EUR)					
Basic and diluted earnings per share	7.57	8.25	9.43	8.39	**9.58**
Dividend per share	2.00	2.20	3.90 [1]	2.60	**2.80** [2]

[1] incl. bonus EUR 1.50
[2] proposed

END